A - 6    D A T A B A S E     C H E C K S

Memo
To	Steve Blower	File No.
From	Susan Lomas	cc
Tel
Fax
Date	January 8, 2004

Subject	Rock Creek Database Validation Updated February 13, 2004

AMEC was provided with the following data for the validation of the database for the Rock Creek Project in Alaska.

  Data dump files from the 2003 MineSight Project for collar coordinates, assay, geology and down hole survey data.

  A copy of the master Access Database for the project

  Copies of the original drill logs and other data sheets for each drill hole in electronic scanned copies. There is one pdf file for each drill hole that typically contains the original data sheets for the downhole survey data, Core Handling Flow Sheet, Recovery and RQD Work Sheets, Lithology Drill Log, Alteration Drill Log, Structure Drill Log, Mineralization Drill Log, Drill Sample Sheet, Core Box Meterage Intervals and Photos Sheet and Specific Gravity Sheet.

  Electronic files of the laboratory results

2003 Data Audit

AMEC extracted the data for the 2003 drilling program at Rock Creek from the Access Database. All drill holes older than 2003 were audited by AMEC in July of 2003 and the details are documented in the report, “Rock Creek Project, Alaska Data Review Report”.

There are 13 holes resulting from the spring drilling campaign and 123 drill holes in the database attributed to the summer drilling program at Rock Creek. There are approximately 8800 sample results in the database (Includes QAQC samples) for the 2003 campaigns. Nine holes were chosen at random for detailed data checks to confirm the data in the database including; RKCR03-010, RKDC03-118, RKDC03-138, RKDC03-156, RKDC03-181, RKDC03-199, RKDC03-227, RKGT03-216, RKGT03-218, RKDC03-161 and RKGT03-213.

For the purposes of this data review the following data were checked against the original sources, collar locations, down hole survey data, gold assay results and sample intervals, lithology codes and intervals, RQD and Rock Density data.

AMEC Mining and Metals
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel (604) 664-4315
Fax (604) 669-3057
www.amec.com

2

The 2003 data was found to be of excellent quality with only one error found in drill hole RKDC03-156 where the collar elevation was entered as 85.54 instead of 84.54 m.

There is no assay data for drill hole RKGT03-218. A note on the drill log states the following, “Has not been assayed, because void of mineralization and marginal to pit. Core was kept in case whole-core was needed in future.”

Pre-2003 Data Audit

AMEC also checked the pre-2003 data in the MineSite export file. AMEC validated this data in July of 2003 so a quick comparison check was completed. The historical data was taken from the latest Minesite export file and compared to the database that was previously audited by AMEC.

The following discrepancies were found between the two databases.

Assay Values

  There are 279 samples where the assay results in the 2003 database for gold was not the same as they had been in 2002. Table 1 is a list of the different assay results between the two databases.

  Nova Gold changed 235 of the assay results because they located metallic screen assay results and overwrote the fire assay results, as per a recommendation by AMEC.

  43 fire assay results were changed to match the values on the assay certificates. Nova Gold could not locate the certificates that contained the results that were in the 2002 database. Certificates were found with results for these samples and the values in the database were changed to match the certificate. The following drill holes were affected, DDH90-1, RCC-4- 01, RCC-4-02, RCC-4-11, RR-0-02, RR-0-17, RR-0-25, and RR-0-38.

3

Sample Intervals

AMEC found 17 samples where the interval data did not match between the two databases (Table 2). These intervals were sent to Nova Gold for investigation and they corrected the intervals to match the original data. The sample number contains the drill hole number and the interval value for the “To” depth. The “From” value can be taken from the previous sample’s number.

Sample Selection for MineSite

AMEC identified 57 sample intervals that were contained in the new (2003) export file but not the 2002 file. A further 37 samples were found that were in the old (2002) export file but were not included in the 2003 file. These intervals are included in Table 3. Nova Gold should review the intervals included in Table 3 to determine why there was inclusion or exclusion of these samples in the current resource estimation.

4

Table 1: 2002-2003 Database Comparison – Different Assay Results

2003 Minesite File				2002 Minesite File		NovaGold Update
Hole No	From	To	Au	Hole No	Au	Certificate	Method
DDH90-1	15.39	17.34	0.385	DDH90-1	0.446	V90-20153.1	FA
DDH90-1	24.69	24.99	0.393	DDH90-1	0.343	V90-20153.1	FA
DDH90-1	49.68	51.3	1.513	DDH90-1	1.234	V90-20153.1	FA
DDH90-1	98.36	99.67	0.463	DDH90-1	0.480	V90-20153.1	FA
RCC-4-01	0	1.52	0.460	RCC-4-01	0.446	A9420123_acb_.csv	FA
RCC-4-01	19.81	21.34	0.570	RCC-4-01	0.549	A9420123_acb_.csv	FA
RCC-4-01	30.48	32	0.595	RCC-4-01	0.583	A9420123_acb_.csv	FA
RCC-4-01	53.34	54.86	3.320	RCC-4-01	3.291	A9420123_acb_.csv	FA
RCC-4-01	54.86	56.39	3.030	RCC-4-01	3.017	A9420123_acb_.csv	FA
RCC-4-01	70.1	71.63	0.490	RCC-4-01	0.480	A9420123_acb_.csv	FA
RCC-4-01	76.2	77.72	4.450	RCC-4-01	1.406	A9420123_acb_.csv	FA
RCC-4-01	85.34	86.87	1.460	RCC-4-01	1.474	A9420123_acb_.csv	FA
RCC-4-01	96.01	97.54	0.920	RCC-4-01	1.269	A9420123_acb_.csv	FA
RCC-4-01	99.06	100.58	1.060	RCC-4-01	1.269	A9420123_acb_.csv	FA
RCC-4-02	60.96	62.48	4.780	RCC-4-02	4.800	A9420130.PRT	FA
RCC-4-02	65.53	67.06	9.680	RCC-4-02	9.703	A9420130.PRT	FA
RCC-4-02	77.72	79.25	0.360	RCC-4-02	0.377	A9420130.PRT	FA
RCC-4-02	83.82	85.34	0.365	RCC-4-02	0.377	A9420130.PRT	FA
RCC-4-02	89.92	91.44	0.425	RCC-4-02	0.411	A9420130.PRT	FA
RCC-4-02	96.01	97.54	0.355	RCC-4-02	0.377	A9420130.PRT	FA
RCC-4-02	117.35	118.87	0.560	RCC-4-02	0.549	A9420130.PRT	FA
RCC-4-11	15.24	16.76	1.063	RCC-4-11	0.754	A9425222_acb_.csv	FA
RR-0-02	9.14	10.67	3.499	RR-0-02	4.420	V0142340.csv	FA
RR-0-02	10.67	12.19	4.424	RR-0-02	5.800	V0142340.csv	FA
RR-0-02	12.19	13.72	5.795	RR-0-02	11.990	V0142340.csv	FA
RR-0-02	13.72	15.24	11.990	RR-0-02	9.890	V0142340.csv	FA
RR-0-02	15.24	16.76	9.890	RR-0-02	3.940	V0142340.csv	FA
RR-0-02	16.76	18.29	3.942	RR-0-02	0.800	V0142340.csv	FA
RR-0-02	18.29	19.81	0.799	RR-0-02	0.710	V0142340.csv	FA
RR-0-02	19.81	21.34	0.711	RR-0-02	1.000	V0142340.csv	FA
RR-0-02	21.34	22.86	1.001	RR-0-02	1.630	V0142340.csv	FA
RR-0-02	22.86	24.38	1.628	RR-0-02	1.160	V0142340.csv	FA
RR-0-02	24.38	25.91	1.164	RR-0-02	0.610	V0142340.csv	FA
RR-0-02	33.53	35.05	1.866	RR-0-02	0.610	V0142340.csv	FA
RR-0-02	39.62	41.15	1.177	RR-0-02	0.480	V0142340.csv	FA
RR-0-02	41.15	42.67	0.479	RR-0-02	0.520	V0142340.csv	FA
RR-0-02	42.67	44.2	0.523	RR-0-02	0.480	V0142340.csv	FA
RR-0-02	44.2	45.72	0.480	RR-0-02	0.400	V0142340.csv	FA
RR-0-02	45.72	47.24	0.399	RR-0-02	0.590	V0142340.csv	FA
RR-0-02	50.29	51.82	1.630	RR-0-02	0.830	V0142340.csv	FA
RR-0-17	59.44	60.96	8.570	RR-0-17	9.410	V0142810.csv	FA
RR-0-25	50.29	51.82	13.220	RR-0-25	13.200	V0142560.csv	FA
RR-0-38	16.76	18.29	0.624	RR-0-38	1.620	V0142870.csv	FA
RCC-4-01	21.34	22.86	20.709	RCC-4-01	16.080	A9531352_acb_.csv	MSA
RCC-4-01	59.44	60.96	18.583	RCC-4-01	25.645	A9531352_acb_.csv	MSA
RCC-4-01	60.96	62.48	15.566	RCC-4-01	16.663	A9531352_acb_.csv	MSA
RCC-4-01	64.01	65.53	13.749	RCC-4-01	23.177	A9531352_acb_.csv	MSA
RCC-4-01	67.06	68.58	4.560	RCC-4-01	5.966	A9531352_acb_.csv	MSA
RCC-4-02	51.82	53.34	11.829	RCC-4-02	14.708	A9531352_acb_.csv	MSA
RCC-4-02	62.48	64.01	16.663	RCC-4-02	11.965	A9531352_acb_.csv	MSA
RCC-4-03	9.14	10.67	10.800	RCC-4-03	26.845	A9531352_acb_.csv	MSA
RCC-4-03	41.15	42.67	1.303	RCC-4-03	10.148	A9531352_acb_.csv	MSA
RCC-4-03	109.73	111.25	8.434	RCC-4-03	7.268	A9531352_acb_.csv	MSA
RCC-4-04	118.87	120.4	8.091	RCC-4-04	13.440	A9531352_acb_.csv	MSA

5

2003 Minesite File				2002 Minesite File		NovaGold Update
Hole No	From	To	Au	Hole No	Au	Certificate	Method
RCC-4-07	25.91	27.43	7.954	RCC-4-07	17.245	A9531352_acb_.csv	MSA
RCC-4-07	32	33.53	7.440	RCC-4-07	11.520	A9531352_acb_.csv	MSA
RCC-4-08	44.2	45.72	8.023	RCC-4-08	6.137	A9531352_acb_.csv	MSA
RCC-4-08	60.96	62.48	5.520	RCC-4-08	5.623	A9531352_acb_.csv	MSA
RCC-4-08	79.25	80.77	3.840	RCC-4-08	7.406	A9531352_acb_.csv	MSA
RCC-4-08	80.77	82.3	5.726	RCC-4-08	7.268	A9531352_acb_.csv	MSA
RCC-4-08	82.3	83.82	8.503	RCC-4-08	13.440	A9531352_acb_.csv	MSA
RCC-4-08	83.82	85.34	7.714	RCC-4-08	17.314	A9531352_acb_.csv	MSA
RCC-4-09	30.48	32	33.395	RCC-4-09	61.884	A9531352_acb_.csv	MSA
RCC-4-09	70.1	71.63	5.589	RCC-4-09	7.680	A9531352_acb_.csv	MSA
RCC-5-13	27.43	28.96	0.926	RCC-5-13	1.234	A9531352_acb_.csv	MSA
RCC-5-13	28.96	30.48	5.451	RCC-5-13	5.246	A9531352_acb_.csv	MSA
RCC-5-13	30.48	32	0.686	RCC-5-13	1.131	A9531352_acb_.csv	MSA
RCC-5-13	35.05	36.58	0.411	RCC-5-13	0.789	A9531352_acb_.csv	MSA
RCC-5-13	38.1	39.62	0.446	RCC-5-13	0.343	A9531352_acb_.csv	MSA
RCC-5-13	60.96	62.48	0.720	RCC-5-13	2.057	A9531352_acb_.csv	MSA
RCC-5-13	64.01	65.53	0.617	RCC-5-13	1.406	A9531352_acb_.csv	MSA
RCC-5-13	67.06	68.58	0.480	RCC-5-13	1.166	A9531352_acb_.csv	MSA
RCC-5-14	3.05	4.57	0.891	RCC-5-14	0.754	A9531133_acb_.csv	MSA
RCC-5-14	4.57	6.1	0.583	RCC-5-14	1.234	A9531133_acb_.csv	MSA
RCC-5-14	9.14	10.67	13.063	RCC-5-14	11.623	A9531133_acb_.csv	MSA
RCC-5-14	10.67	12.19	0.960	RCC-5-14	0.343	A9531133_acb_.csv	MSA
RCC-5-14	15.24	16.76	0.720	RCC-5-14	0.343	A9531133_acb_.csv	MSA
RCC-5-14	16.76	18.29	0.789	RCC-5-14	1.029	A9531133_acb_.csv	MSA
RCC-5-14	18.29	19.81	0.343	RCC-5-14	0.480	A9531133_acb_.csv	MSA
RCC-5-14	22.86	24.38	0.754	RCC-5-14	0.411	A9531133_acb_.csv	MSA
RCC-5-14	25.91	27.43	2.400	RCC-5-14	0.994	A9531133_acb_.csv	MSA
RCC-5-14	45.72	47.24	0.823	RCC-5-14	1.097	A9531133_acb_.csv	MSA
RCC-5-14	47.24	48.77	2.949	RCC-5-14	1.097	A9531133_acb_.csv	MSA
RCC-5-14	50.29	51.82	0.343	RCC-5-14	3.291	A9531133_acb_.csv	MSA
RCC-5-14	54.86	56.39	0.720	RCC-5-14	1.234	A9531133_acb_.csv	MSA
RCC-5-14	56.39	57.91	1.406	RCC-5-14	1.989	A9531133_acb_.csv	MSA
RCC-5-14	57.91	59.44	1.063	RCC-5-14	1.989	A9531133_acb_.csv	MSA
RCC-5-14	62.48	64.01	0.617	RCC-5-14	1.269	A9531133_acb_.csv	MSA
RCC-5-14	64.01	65.53	1.714	RCC-5-14	2.194	A9531133_acb_.csv	MSA
RCC-5-15	36.58	38.1	0.583	RCC-5-15	0.480	A9531134_acb_.csv	MSA
RCC-5-15	38.1	39.62	0.789	RCC-5-15	1.680	A9531134_acb_.csv	MSA
RCC-5-15	39.62	41.15	0.617	RCC-5-15	0.583	A9531134_acb_.csv	MSA
RCC-5-17	6.1	7.62	1.371	RCC-5-17	5.794	A9531135_acb_.csv	MSA
RCC-5-17	7.62	9.14	1.029	RCC-5-17	0.789	A9531135_acb_.csv	MSA
RCC-5-17	13.72	15.24	0.926	RCC-5-17	0.651	A9531135_acb_.csv	MSA
RCC-5-17	21.34	22.86	0.994	RCC-5-17	1.029	A9531135_acb_.csv	MSA
RCC-5-17	22.86	24.38	1.131	RCC-5-17	0.823	A9531135_acb_.csv	MSA
RCC-5-17	24.38	25.91	2.331	RCC-5-17	1.577	A9531135_acb_.csv	MSA
RCC-5-17	36.58	38.1	2.537	RCC-5-17	3.291	A9531135_acb_.csv	MSA
RCC-5-17	39.62	41.15	1.131	RCC-5-17	1.234	A9531135_acb_.csv	MSA
RCC-5-17	41.15	42.67	0.377	RCC-5-17	0.514	A9531135_acb_.csv	MSA
RCC-5-17	42.67	44.2	1.063	RCC-5-17	0.377	A9531135_acb_.csv	MSA
RCC-5-18	44.2	45.72	6.754	RCC-5-18	2.914	A9531136_acb_.csv	MSA
RCC-5-18	48.77	50.29	1.029	RCC-5-18	0.343	A9531136_acb_.csv	MSA
RCC-5-18	50.29	51.82	1.749	RCC-5-18	1.817	A9531136_acb_.csv	MSA
RCC-5-19	65.53	67.06	1.029	RCC-5-19	0.651	A9531137_acb_.csv	MSA
RCC-5-19	67.06	68.58	3.189	RCC-5-19	2.194	A9531137_acb_.csv	MSA
RCC-5-19	68.58	70.1	1.303	RCC-5-19	0.926	A9531137_acb_.csv	MSA
RCC-5-19	70.1	71.63	0.686	RCC-5-19	0.549	A9531137_acb_.csv	MSA
RCC-5-19	73.15	74.68	0.651	RCC-5-19	1.097	A9531137_acb_.csv	MSA

6

2003 Minesite File				2002 Minesite File		NovaGold Update
Hole No	From	To	Au	Hole No	Au	Certificate	Method
RCC-5-19	74.68	76.2	0.754	RCC-5-19	0.926	A9531137_acb_.csv	MSA
RCC-5-19	79.25	80.77	5.280	RCC-5-19	5.726	A9531137_acb_.csv	MSA
RCC-5-19	80.77	82.3	2.229	RCC-5-19	2.023	A9531137_acb_.csv	MSA
RCC-5-20	19.81	21.34	2.606	RCC-5-20	1.920	A9531138_acb_.csv	MSA
RCC-5-20	24.38	25.91	1.749	RCC-5-20	2.229	A9531138_acb_.csv	MSA
RCC-5-20	25.91	27.43	1.131	RCC-5-20	1.543	A9531138_acb_.csv	MSA
RCC-5-20	35.05	36.58	0.651	RCC-5-20	0.960	A9531138_acb_.csv	MSA
RCC-5-20	39.62	41.15	0.549	RCC-5-20	0.514	A9531138_acb_.csv	MSA
RCC-5-20	41.15	42.67	1.234	RCC-5-20	1.474	A9531138_acb_.csv	MSA
RCC-5-20	44.2	45.72	0.446	RCC-5-20	0.720	A9531138_acb_.csv	MSA
RCC-5-20	45.72	47.24	0.583	RCC-5-20	0.617	A9531138_acb_.csv	MSA
RCC-5-20	47.24	48.77	4.286	RCC-5-20	5.828	A9531138_acb_.csv	MSA
RCC-5-20	77.72	79.25	0.823	RCC-5-20	0.754	A9531138_acb_.csv	MSA
RCC-5-20	80.77	82.3	2.811	RCC-5-20	6.103	A9531138_acb_.csv	MSA
RCC-5-20	105.16	106.68	0.514	RCC-5-20	0.823	A9531140_acb_.csv	MSA
RCC-5-20	115.82	117.35	1.989	RCC-5-20	2.194	A9531139_acb_.csv	MSA
RCC-5-20	117.35	118.87	0.583	RCC-5-20	1.131	A9531139_acb_.csv	MSA
RCC-5-20	121.92	123.44	0.617	RCC-5-20	0.651	A9531139_acb_.csv	MSA
RCC-5-20	123.44	124.97	1.817	RCC-5-20	2.537	A9531139_acb_.csv	MSA
RCC-5-20	124.97	126.49	0.377	RCC-5-20	0.926	A9531139_acb_.csv	MSA
RCC-5-20	126.49	128.02	8.880	RCC-5-20	5.691	A9531139_acb_.csv	MSA
RCC-5-20	131.06	132.59	1.577	RCC-5-20	2.263	A9531139_acb_.csv	MSA
RCC-5-21	51.82	53.34	1.200	RCC-5-21	1.851	A9531140_acb_.csv	MSA
RCC-5-21	53.34	54.86	0.446	RCC-5-21	0.480	A9531140_acb_.csv	MSA
RCC-5-21	54.86	56.39	6.274	RCC-5-21	2.400	A9531140_acb_.csv	MSA
RCC-5-21	56.39	57.91	2.194	RCC-5-21	1.989	A9531140_acb_.csv	MSA
RCC-5-21	57.91	59.44	1.954	RCC-5-21	2.297	A9531140_acb_.csv	MSA
RCC-5-21	59.44	60.96	7.406	RCC-5-21	5.006	A9531140_acb_.csv	MSA
RCC-5-21	73.15	74.68	6.411	RCC-5-21	3.051	A9531140_acb_.csv	MSA
RCC-5-21	76.2	77.72	0.823	RCC-5-21	0.446	A9531140_acb_.csv	MSA
RCC-5-21	77.72	79.25	0.377	RCC-5-21	0.446	A9531140_acb_.csv	MSA
RCC-5-21	80.77	82.3	0.514	RCC-5-21	0.480	A9531140_acb_.csv	MSA
RCC-5-21	82.3	83.82	2.503	RCC-5-21	2.880	A9531140_acb_.csv	MSA
RCC-5-25	47.24	48.77	0.994	RCC-5-25	0.411	A9531141_acb_.csv	MSA
RCC-5-25	50.29	51.82	6.720	RCC-5-25	4.046	A9531141_acb_.csv	MSA
RCC-5-25	51.82	53.34	1.371	RCC-5-25	1.166	A9531141_acb_.csv	MSA
RCC-5-25	59.44	60.96	3.257	RCC-5-25	2.229	A9531141_acb_.csv	MSA
RCC-5-25	60.96	62.48	0.446	RCC-5-25	0.583	A9531141_acb_.csv	MSA
RCC-5-25	65.53	67.06	4.251	RCC-5-25	3.429	A9531141_acb_.csv	MSA
RCR-4-19	10.67	12.19	6.686	RCR-4-19	6.507	A9531352_acb_.csv	MSA
RCR-4-19	12.19	13.72	8.126	RCR-4-19	22.295	A9531352_acb_.csv	MSA
RCR-4-19	13.72	15.24	12.034	RCR-4-19	10.548	A9531352_acb_.csv	MSA
RCR-4-19	15.24	16.76	3.154	RCR-4-19	6.062	A9531352_acb_.csv	MSA
RCR-4-19	16.76	18.29	17.417	RCR-4-19	6.301	A9531352_acb_.csv	MSA
RCR-4-19	68.58	70.1	2.091	RCR-4-19	6.096	A9531352_acb_.csv	MSA
RMR-1	3.05	4.57	0.926	RMR-1	0.882	V9145931.csv	MSA
RMR-1	4.57	6.1	0.446	RMR-1	0.436	V9145931.csv	MSA
RMR-1	6.1	7.62	1.680	RMR-1	1.772	V9145931.csv	MSA
RMR-1	7.62	9.14	0.754	RMR-1	0.935	V9145931.csv	MSA
RMR-1	9.14	10.67	0.377	RMR-1	0.355	V9145931.csv	MSA
RMR-1	13.72	15.24	0.446	RMR-1	0.529	V9145931.csv	MSA
RMR-1	16.76	18.29	0.549	RMR-1	0.539	V9145931.csv	MSA
RMR-1	21.34	22.86	3.086	RMR-1	2.635	V9145931.csv	MSA
RMR-1	22.86	24.38	3.223	RMR-1	3.485	V9145931.csv	MSA
RMR-2	3.05	4.57	4.354	RMR-2	5.783	V9145941.csv	MSA
RMR-2	6.1	7.62	1.714	RMR-2	2.015	V9145941.csv	MSA

7

2003 Minesite File				2002 Minesite File		NovaGold Update
Hole No	From	To	Au	Hole No	Au	Certificate	Method
RMR-2	9.14	10.67	1.166	RMR-2	2.141	V9145941.csv	MSA
RMR-2	10.67	12.19	8.366	RMR-2	6.743	V9145941.csv	MSA
RMR-2	12.19	13.72	1.543	RMR-2	3.128	V9145941.csv	MSA
RMR-2	13.72	15.24	6.137	RMR-2	5.186	V9145941.csv	MSA
RMR-2	15.24	16.76	1.303	RMR-2	2.212	V9145941.csv	MSA
RMR-2	18.29	19.81	1.371	RMR-2	0.911	V9145941.csv	MSA
RMR-2	19.81	21.34	0.411	RMR-2	0.668	V9145941.csv	MSA
RMR-2	21.34	22.86	0.411	RMR-2	0.423	V9145941.csv	MSA
RMR-2	25.91	27.43	0.514	RMR-2	0.410	V9145941.csv	MSA
RMR-2	28.96	30.48	0.446	RMR-2	0.625	V9145941.csv	MSA
RMR-2	30.48	32	0.514	RMR-2	0.587	V9145941.csv	MSA
RMR-2	32	33.53	4.766	RMR-2	3.720	V9145941.csv	MSA
RMR-2	33.53	35.05	2.434	RMR-2	2.228	V9145941.csv	MSA
RMR-2	35.05	36.58	0.891	RMR-2	0.553	V9145941.csv	MSA
RMR-2	36.58	38.1	1.029	RMR-2	0.979	V9145941.csv	MSA
RMR-3	19.81	21.34	0.583	RMR-3	0.472	V9145951.csv	MSA
RMR-3	21.34	22.86	2.537	RMR-3	3.379	V9145951.csv	MSA
RMR-3	22.86	24.38	0.583	RMR-3	1.886	V9145951.csv	MSA
RMR-3	24.38	25.91	1.097	RMR-3	0.321	V9145951.csv	MSA
RMR-3	28.96	30.48	0.549	RMR-3	0.584	V9145951.csv	MSA
RMR-3	32	33.53	0.651	RMR-3	0.774	V9145951.csv	MSA
RMR-3	35.05	36.58	0.583	RMR-3	0.922	V9145951.csv	MSA
RMR-3	39.62	41.15	9.257	RMR-3	0.512	V9145951.csv	MSA
RMR-3	41.15	42.67	0.686	RMR-3	0.899	V9145951.csv	MSA
RMR-3	42.67	44.2	13.783	RMR-3	10.000	V9145951.csv	MSA
RMR-3	44.2	45.72	1.577	RMR-3	1.113	V9145951.csv	MSA
RMR-3	47.24	48.77	0.823	RMR-3	0.380	V9145951.csv	MSA
RMR-3	48.77	50.29	4.903	RMR-3	6.291	V9145951.csv	MSA
RMR-3	50.29	51.82	0.686	RMR-3	2.069	V9145951.csv	MSA
RMR-3	53.34	54.86	16.423	RMR-3	10.000	V9145951.csv	MSA
RMR-3	56.39	57.91	1.131	RMR-3	0.403	V9145951.csv	MSA
RMR-3	57.91	59.44	1.200	RMR-3	0.582	V9145951.csv	MSA
RMR-4	9.14	10.67	1.817	RMR-4	1.067	V9145961.csv	MSA
RMR-4	10.67	12.19	1.783	RMR-4	2.130	V9145961.csv	MSA
RMR-4	12.19	13.72	4.731	RMR-4	5.294	V9145961.csv	MSA
RMR-4	13.72	15.24	1.509	RMR-4	1.901	V9145961.csv	MSA
RMR-4	15.24	16.76	3.943	RMR-4	4.930	V9145961.csv	MSA
RMR-4	16.76	18.29	2.640	RMR-4	4.055	V9145961.csv	MSA
RMR-4	18.29	19.81	6.240	RMR-4	4.631	V9145961.csv	MSA
RMR-4	19.81	21.34	5.074	RMR-4	4.523	V9145961.csv	MSA
RMR-4	21.34	22.86	0.446	RMR-4	0.561	V9145961.csv	MSA
RMR-4	22.86	24.38	1.509	RMR-4	0.628	V9145961.csv	MSA
RMR-4	25.91	27.43	2.331	RMR-4	2.288	V9145961.csv	MSA
RMR-4	27.43	28.96	4.526	RMR-4	2.214	V9145961.csv	MSA
RMR-4	28.96	30.48	1.817	RMR-4	5.974	V9145961.csv	MSA
RMR-4	30.48	32	5.109	RMR-4	2.035	V9145961.csv	MSA
RMR-4	32	33.53	1.063	RMR-4	5.493	V9145961.csv	MSA
RMR-4	35.05	36.58	0.617	RMR-4	3.477	V9145961.csv	MSA
RMR-4	36.58	38.1	1.749	RMR-4	0.415	V9145961.csv	MSA
RMR-4	38.1	39.62	1.029	RMR-4	2.168	V9145961.csv	MSA
RMR-4	39.62	41.15	1.886	RMR-4	0.739	V9145961.csv	MSA
RMR-4	41.15	42.67	1.406	RMR-4	1.874	V9145961.csv	MSA
RMR-4	42.67	44.2	0.583	RMR-4	1.224	V9145961.csv	MSA
RMR-4	44.2	45.72	0.857	RMR-4	0.712	V9145961.csv	MSA
RMR-4	45.72	47.24	2.640	RMR-4	1.524	V9145961.csv	MSA
RMR-4	47.24	48.77	3.806	RMR-4	2.394	V9145961.csv	MSA

8

2003 Minesite File				2002 Minesite File		NovaGold Update
Hole No	From	To	Au	Hole No	Au	Certificate	Method
RMR-4	48.77	50.29	3.497	RMR-4	4.608	V9145961.csv	MSA
RMR-4	50.29	51.82	0.857	RMR-4	2.209	V9145961.csv	MSA
RMR-4	51.82	53.34	1.063	RMR-4	0.551	V9145961.csv	MSA
RMR-4	53.34	54.86	2.503	RMR-4	1.000	V9145961.csv	MSA
RMR-4	57.91	59.44	0.857	RMR-4	0.665	V9145961.csv	MSA
RMR-5	4.57	6.1	3.977	RMR-5	1.086	V9145971.csv	MSA
RMR-5	9.14	10.67	2.023	RMR-5	0.955	V9145971.csv	MSA
RMR-5	12.19	13.72	4.080	RMR-5	3.352	V9145971.csv	MSA
RMR-5	13.72	15.24	0.926	RMR-5	0.534	V9145971.csv	MSA
RMR-5	15.24	16.76	0.857	RMR-5	0.714	V9145971.csv	MSA
RMR-5	19.81	21.34	2.537	RMR-5	1.572	V9145971.csv	MSA
RMR-5	21.34	22.86	7.954	RMR-5	9.267	V9145971.csv	MSA
RMR-5	22.86	24.38	5.863	RMR-5	4.852	V9145971.csv	MSA
RMR-5	24.38	25.91	0.411	RMR-5	0.966	V9145971.csv	MSA
RMR-5	25.91	27.43	2.469	RMR-5	1.573	V9145971.csv	MSA
RMR-5	27.43	28.96	0.617	RMR-5	1.971	V9145971.csv	MSA
RMR-5	28.96	30.48	3.120	RMR-5	2.135	V9145971.csv	MSA
RMR-5	30.48	32	0.686	RMR-5	6.333	V9145971.csv	MSA
RMR-5	32	33.53	4.251	RMR-5	0.715	V9145971.csv	MSA
RMR-5	35.05	36.58	0.891	RMR-5	2.593	V9145971.csv	MSA
RMR-5	48.77	50.29	3.257	RMR-5	2.123	V9145971.csv	MSA
RMR-5	50.29	51.82	1.577	RMR-5	1.434	V9145971.csv	MSA
RMR-5	51.82	53.34	1.234	RMR-5	1.975	V9145971.csv	MSA
RMR-5	53.34	54.86	1.817	RMR-5	2.557	V9145971.csv	MSA
RMR-5	54.86	56.39	2.846	RMR-5	0.411	V9145971.csv	MSA
RMR-5	56.39	57.91	0.617	RMR-5	0.373	V9145971.csv	MSA
RMR-5	59.44	60.96	0.720	RMR-5	1.669	V9145971.csv	MSA
RMR-5	60.96	62.48	1.269	RMR-5	0.587	V9145971.csv	MSA
RMR-5	62.48	64.01	0.480	RMR-5	0.807	V9145971.csv	MSA
RMR-5	64.01	65.53	0.960	RMR-5	1.327	V9145971.csv	MSA
RMR-5	65.53	67.06	1.097	RMR-5	2.210	V9145971.csv	MSA
RMR-5	67.06	68.58	0.686	RMR-5	0.501	V9145971.csv	MSA
RMR-5	68.58	70.1	0.754	RMR-5	0.949	V9145971.csv	MSA
RMR-5	73.15	74.68	0.343	RMR-5	0.327	V9145971.csv	MSA
RMR-5	76.2	77.72	0.720	RMR-5	0.425	V9145971.csv	MSA
RMR-5	77.72	79.25	0.754	RMR-5	0.821	V9145971.csv	MSA
RMR-5	83.82	85.34	1.543	RMR-5	1.147	V9145971.csv	MSA
RMR-6	32	33.53	2.331	RMR-6	3.364	V9145981.csv	MSA
RMR-6	33.53	35.05	6.686	RMR-6	5.317	V9145981.csv	MSA
RMR-6	35.05	36.58	3.257	RMR-6	3.038	V9145981.csv	MSA
RMR-6	36.58	38.1	1.680	RMR-6	0.695	V9145981.csv	MSA
RMR-6	41.15	42.67	0.411	RMR-6	0.477	V9145981.csv	MSA
RMR-6	42.67	44.2	0.377	RMR-6	0.424	V9145981.csv	MSA
RMR-6	44.2	45.72	1.097	RMR-6	0.699	V9145981.csv	MSA
RMR-6	47.24	48.77	0.686	RMR-6	1.002	V9145981.csv	MSA
RMR-6	53.34	54.86	0.789	RMR-6	0.695	V9145981.csv	MSA
RMR-6	54.86	56.39	0.651	RMR-6	4.841	V9145981.csv	MSA
RMR-6	56.39	57.91	3.874	RMR-6	3.424	V9145981.csv	MSA
RMR-6	57.91	59.44	0.686	RMR-6	0.487	V9145981.csv	MSA
RMR-6	59.44	60.96	6.069	RMR-6	6.802	V9145981.csv	MSA
RMR-6	60.96	62.48	2.057	RMR-6	3.991	V9145981.csv	MSA
RMR-6	64.01	65.53	0.514	RMR-6	0.479	V9145981.csv	MSA
RMR-6	67.06	68.58	0.857	RMR-6	0.727	V9145981.csv	MSA
RMR-6	71.63	73.15	0.411	RMR-6	0.356	V9145981.csv	MSA
RMR-6	73.15	74.68	0.377	RMR-6	0.402	V9145981.csv	MSA
RMR-6	74.68	76.2	0.343	RMR-6	0.533	V9145981.csv	MSA

9

Table 2 2002-2003 Database Comparison – Different Sample Intervals

2003 Minesite File					2002 Minesite File
Hole No	From	To	Width	Au	Hole No	From	To	Width	Au
RCC-4-02	3.05	6.1	3.05	0.377	RCC-4-02	4.57	6.1	1.53	0.377
RCC-5-28	2.44	3.8	1.36	1.029	RCC-5-28	2.44	3.96	1.52	1.029
RCC-5-28	21.34	22.85	1.51	0.377	RCC-5-28	21.34	22.86	1.52	0.377
RCC-5-28	60.66	60.95	0.29	0.549	RCC-5-28	60.66	62.48	1.82	0.549
RCC-5-28	63.7	65.23	1.53	1.337	RCC-5-28	64.01	65.23	1.22	1.337
RCC-5-28	143.26	144.78	1.52	1.200	RCC-5-28	142.95	144.48	1.53	1.200
RCC-5-28	160.02	161.54	1.52	1.783	RCC-5-28	160.63	161.85	1.22	1.783
RCC-5-28	161.54	163.07	1.53	1.440	RCC-5-28	161.85	163.37	1.52	1.440
RCC-5-28	163.07	164.59	1.52	1.063	RCC-5-28	163.37	164.59	1.22	1.063
RCC-5-30	92.96	93.95	0.99	0.343	RCC-5-30	92.96	94.49	1.53	0.343
RR-0-24	42.67	44.2	1.53	0.439	RR-0-24	42.67	42.7	0.03	0.440
RR-0-24	47.24	48.77	1.53	0.481	RR-0-24	47.25	48.77	1.52	0.480
RR-0-24	48.77	50.29	1.52	0.522	RR-0-24	48.77	48.8	0.03	0.520
RR-0-24	56.39	57.91	1.52	0.824	RR-0-24	56.39	56.4	0.01	0.820
RR-0-24	57.91	59.44	1.53	0.569	RR-0-24	57.9	57.91	0.01	0.570
RR-0-24	85.34	86.87	1.53	0.322	RR-0-24	85.35	86.87	1.52	0.320
RR-0-24	92.96	94.49	1.53	0.392	RR-0-24	92.97	93	0.03	0.390

10

Table 3: 2002-2003 Database Comparison – Different Sample Selections for Import to MineSight

2003 Minesite File					2002 Minesite File
Hole No	From	To	Width	Au	Hole No	From	To	Width	Au
DDH90-1	8.72	9.45	0.73	0.411
					DDH90-1	9.45	11.16	1.71	5.348
					DDH90-1	41.15	43.28	2.13	0.583
DDH90-1	46.79	49.68	2.89	0.535
					DDH90-1	51.3	53.64	2.34	0.823
DDH90-1	82.91	88.97	6.06	0.344
RC92-002	92.96	94.49	1.53	0.514
RC92-002	94.49	96.01	1.52	0.411
RCC-4-01	4.57	6.1	1.53	0.325
RCC-4-01	27.43	28.96	1.53	0.325
RCC-4-01	74.68	76.2	1.52	1.420
					RCC-4-01	77.72	79.25	1.53	4.457
RCC-4-02	19.81	21.34	1.53	6.446
					RCC-4-08	68.58	70.1	1.52	0.411
RCC-4-10	53.34	54.86	1.52	2.400
RCC-4-11	9.14	10.67	1.53	0.754
					RCC-5-13	65.53	67.06	1.53	0.480
RCC-5-14	6.1	7.62	1.52	0.343
					RCC-5-14	12.19	13.72	1.53	0.343
					RCC-5-14	48.77	50.29	1.52	1.371
RCC-5-14	60.96	62.48	1.52	0.789
RCC-5-17	19.81	21.34	1.53	0.343
					RCC-5-18	42.67	44.2	1.53	0.891
RCC-5-19	76.2	77.72	1.52	0.720
					RCC-5-19	77.72	79.25	1.53	0.377
					RCC-5-20	18.29	19.81	1.52	0.480
					RCC-5-20	68.58	70.1	1.52	0.720
					RCC-5-20	71.63	73.15	1.52	13.645
					RCC-5-20	112.78	114.3	1.52	0.823
RCC-5-20	114.3	115.82	1.52	0.514
RCC-5-20	128.02	129.54	1.52	0.926
					RCC-5-21	79.25	80.77	1.52	0.377
RCC-5-28	3.8	3.96	0.16	1.029
RCC-5-28	22.85	22.86	0.01	0.377
RCC-5-28	60.95	62.18	1.23	0.549
RCC-5-28	156.97	158.5	1.53	0.411
					RCC-5-28	157.58	159.11	1.53	0.411
RCC-5-28	158.5	160.02	1.52	0.514
					RCC-5-28	159.11	160.63	1.52	0.514
RCC-5-30	93.95	94.49	0.54	0.343
RKDC02-104	3.05	4	0.95	0.960
RKDC02-104	25.91	26	0.09	0.960
RKDC02-105	56.39	58	1.61	0.480
RMR-1	24.38	25.91	1.53	0.446
RMR-2	27.43	28.96	1.53	0.343
					RMR-3	25.91	27.43	1.52	0.327
RMR-3	36.58	38.1	1.52	1.543
					RMR-3	38.1	39.62	1.52	0.347
RMR-3	51.82	53.34	1.52	0.549
					RMR-3	59.44	60.96	1.52	0.372
					RMR-3	60.96	62.48	1.52	0.706
					RMR-3	62.48	64.01	1.53	0.403
RMR-4	24.38	25.91	1.53	0.651

11

2003 Minesite File					2002 Minesite File
Hole No	From	To	Width	Au	Hole No	From	To	Width	Au
RMR-4	33.53	35.05	1.52	1.474
					RMR-4	54.86	56.39	1.53	1.293
RMR-4	56.39	57.91	1.52	2.297
RMR-5	7.62	9.14	1.52	0.480
RMR-5	10.67	12.19	1.52	2.091
					RMR-5	33.53	35.05	1.52	1.534
					RMR-5	45.72	47.24	1.52	1.885
RMR-5	70.1	71.63	1.53	0.411
					RMR-5	74.68	76.2	1.52	1.113
RMR-5	79.25	80.77	1.52	0.651
					RMR-5	80.77	82.3	1.53	1.460
					RMR-6	38.1	39.62	1.52	0.311
					RMR-6	39.62	41.15	1.53	0.342
RMR-6	45.72	47.24	1.52	0.411
					RMR-6	48.77	50.29	1.52	0.371
RMR-6	68.58	70.1	1.52	1.029
					RR-0-02	7.62	9.14	1.52	3.500
RR-0-02	27.43	28.96	1.53	0.611
					RR-0-02	28.96	30.48	1.52	1.500
RR-0-02	30.48	32	1.52	1.503
					RR-0-02	32	33.53	1.53	1.870
RR-0-02	35.05	36.58	1.53	0.613
					RR-0-02	38.1	39.62	1.52	1.180
RR-0-02	47.24	48.77	1.53	0.588
					RR-0-02	48.77	50.29	1.52	1.630
RR-0-02	51.82	53.34	1.52	0.832
					RR-0-02	54.86	56.39	1.53	0.400
RR-0-02	56.39	57.91	1.52	0.401
RR-0-02	82.3	83.82	1.52	0.313
RR-0-10	10.67	12.19	1.52	0.314
RR-0-24	38.1	39.62	1.52	0.354
RR-0-24	39.62	41.15	1.53	2.629
RR-0-24	44.2	45.72	1.52	0.683
RR-0-24	45.72	47.24	1.52	0.344
					RR-0-24	56.4	57.9	1.5	0.820
RR-0-24	74.68	76.2	1.52	1.667
RR-0-24	77.72	79.25	1.53	2.608
RR-0-27	53.34	54.86	1.52	0.314
RR-0-32	10.67	12.19	1.52	0.779
RR-8-077	6.1	7.62	1.52	1.234
RR-8-078	4.57	6.1	1.53	0.617

Rock Creek Audit 2004
Audit Preformed By Brian Kaspereit
November 16, 2004

The audit of the spreadsheet entries in the master.xls file showed no error in the spreadsheet entries. All entries matched the values on the paper certifications for the total Au for each sample. 0 entries wrong, meaning 0% error in the entries.

The audit of the spreadsheet entries in the 2004GeoTechAudit.xls file showed no error in the spreadsheet entries. All entries matched the values on the Drill Core Logs provided for the Drill Run From, Drill Run To, and Measured cm of core actually in box. 0 entries wrong, meaning 0% error in the entries.

Note: On top of Drill Core Log datasheets it is labeled “Rock Creek 2003 Drill Core Log”.

The audit of the spreadsheet entries in the databaseaudit.xls file showed some (3) errors in the spreadsheet entries. Down hole surveys 232-244 look like they were done in pencil and it didn’t copy well, which caused most of the errors by not being able to read the numbers. After receiving the faxed surveys, all but three errors were correct. On survey 239, the survey data sheet had the wrong conversion on the lowest number, but the spreadsheet had the correct number. Surveys 234, 243, and 282 were the ones with the three errors. Survey 234 was missing the lowest data number on the spreadsheet. Survey 275 was missing altogether from the spreadsheet. Both were added to the spreadsheet with blank numbers in the spreadsheet reference numbers and commented to tell they were missing. Converted numbers were missing from survey 264. Conversions were checked and confirmed. Surveys showed positive numbers for the Dip and these numbers were assumed to be negative in the audit. Overall of the (182*3 =) 546 entries checked only 3 had errors, making ((3/546)*100 =) 0.55% error in the entries of the ones that were audited.

Note: On top of the Down Hole Surveys it is labeled “Rock Creek 2003” and for Hole # it is labeled “RKDC03- ###”.

Brian Kaspereit
Mechanical Engineer
AMEC E&C Services Inc.
2001 W. Camelback Rd. Suite 300
Phoenix, AZ 85015
Phone: (602) 343-2432
Fax: (602) 343-2499

Rock Creek Audit 2004
Audit Preformed By Brian Kaspereit
November 16, 2004

The audit of the spreadsheet entries in the master.xls file showed no error in the spreadsheet entries. All entries matched the values on the paper certifications for the total Au for each sample. 0 entries wrong, meaning 0% error in the entries.

The audit of the spreadsheet entries in the 2004GeoTechAudit.xls file showed no error in the spreadsheet entries. All entries matched the values on the Drill Core Logs provided for the Drill Run From, Drill Run To, and Measured cm of core actually in box. 0 entries wrong, meaning 0% error in the entries.

Note: On top of Drill Core Log datasheets it is labeled “Rock Creek 2003 Drill Core Log”.

The audit of the spreadsheet entries in the databaseaudit.xls file showed some (3) errors in the spreadsheet entries. Down hole surveys 232-244 look like they were done in pencil and it didn’t copy well, which caused most of the errors by not being able to read the numbers. After receiving the faxed surveys, all but three errors were correct. On survey 239, the survey data sheet had the wrong conversion on the lowest number, but the spreadsheet had the correct number. Surveys 234, 243, and 282 were the ones with the three errors. Survey 234 was missing the lowest data number on the spreadsheet. Survey 275 was missing altogether from the spreadsheet. Both were added to the spreadsheet with blank numbers in the spreadsheet reference numbers and commented to tell they were missing. Converted numbers were missing from survey 264. Conversions were checked and confirmed. Surveys showed positive numbers for the Dip and these numbers were assumed to be negative in the audit. Overall of the (182*3 =) 546 entries checked only 3 had errors, making ((3/546)*100 =) 0.55% error in the entries of the ones that were audited.

Note: On top of the Down Hole Surveys it is labeled “Rock Creek 2003” and for Hole # it is labeled “RKDC03- ###”.

Brian Kaspereit
Mechanical Engineer
AMEC E&C Services Inc.
2001 W. Camelback Rd. Suite 300
Phoenix, AZ 85015
Phone: (602) 343-2432
 Fax: (602) 343-2499

A - 7    C H E M E X    S A M P L E    P R E P A R A T I O N    F A C I L I T Y    A N D
A N A L Y T I C A L    L A B I N S P E C T I O N S

Memo

To	Harry Parker	File No.	143031
From	Steve Blower	cc	Kevin Francis, Larry Smith,
Tel	604 664-4116		Scott Long, Bill Anslow
Fax	604 664-3057
Date	23, September, 2004

Subject	ALS Chemex Visit

Introduction

On 22 September 2004, ALS Chemex’s laboratory in Vancouver was visited by myself to review the metallic screen sample preparation procedures for Novagold’s Rock Creek project. ALS Chemex’s fire assay protocols were not reviewed, but have been observed in a previous laboratory visit by the author in 2003.

Bill Anslow, Manager, Sample Preparation for ALS Chemex – Vancouver accompanied me during yesterday’s visit and fielded all of my questions. Scott Long provided pre-visit advice on important aspects of the process to be reviewed. At the time of the visit, Novagold samples were being pulverized, but were not being screened.

Pulverization

Novagold’s samples arrive in Vancouver via plane from the preparation lab in Fairbanks, to Seattle - and then from Seattle via truck. The samples arrive in Vancouver in multiples of 20, and each set of 20 samples is processed as a separate work order as per Novagold’s instructions - to ensure that standard reference material (SRM) controlled sets flow through the laboratory as a group. The samples are approximately 4 kg splits of very finely crushed material. They are assigned bar codes in Fairbanks.

The entire 4 kg split is pulverized in up to four batches in an LM2. The pulverizer is cleaned with compressed air after each sample is processed. Quartz sand is used to clean the pulverizing bowl and puck after each sample set (20 samples). I inspected the bowl and puck after compressed air cleaning, and only traces of dust were evident after running a finger over the bowl.

Rigorous pulp size specifications are not targeted. Instead, the goal of the pulverizing is to achieve an approximately 50 gm charge of 150 mesh screen oversize to limit the number of oversize fire assays. If the oversize volume is greater than 50 gm, it may be re-pulverized to reduce it to 50 gm or less.

AMEC E&C Services Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel (604) 664-4315
Fax (604) 669-9516
www.amec.com

2

Screening

After pulverizing, the entire sample is processed through two 150 mesh (100 micron) screens (arranged side by side to speed processing time) at one of two screening stations. All four screens were inspected and found to be clean and intact (no holes). Oversize material removed from the screens during cleaning is returned to the oversize sample.

Fire Assay Charge Selection

All of the oversize fraction is placed in a regular kraft pulp bag for fire assaying. All of the undersize fraction is homogenized in an improvised rolling mixer, before a random scoop of approximately 200 gm is placed in a pulp bag and transported upstairs for undersize fire assay. There, two 30 gm charges are randomly scooped from the 200 gm pulp for duplicate undersize fire assay.

The containers used to homogenize the sample have been fabricated from two plastic 5-gallon buckets with their bottoms removed. The bottom end of one bucket was crimped and inserted into the bottom end of the other. The buckets are then sealed together, and lids are attached to both ends (the former tops of the buckets). This results in a large groove on the inside of the container where the buckets overlap, creating a potential trap for potential contaminants as it is difficult to clean and inspect. A minor amount of sample material was noted in this overlap area after the containers had been cleaned.

Lab Capacity

Currently, the Vancouver laboratory processes up to 60 Rock Creek samples per day. There is no backlog of Novagold samples in the Vancouver lab, and the Sample Preparation Manager is confident that they can process at least twice that volume if they are flooded with samples from Fairbanks.

Summary

Overall, AMEC is impressed with the sample preparation facilities at ALS Chemex, and is satisfied that the metallic screen procedures being used for the Novagold samples meet or exceed standard industry practices. The equipment and work areas appear to be clean and well maintained. Staff is efficiently processing the large samples with an appropriate level of care and attention to detail while ensuring that cross contamination and sample mix-up is minimized. AMEC does, however, recommend that the rolling homogenizer containers be replaced with containers without potential contaminant traps.

Steve Blower
Principal Geologist
steve.blower@amec.com

3

John Odden
Chief Geologist
Novagold Resources Inc.
PO Box 640
Nome, AK 99762
(907) 443-5272

September 21, 2004

Dear John,

     As per your request, I visited the ALS Chemex prep lab in Fairbanks to observe and comment on sample preparation procedures being performed on the Rock Creek samples. The lab visit was unannounced and conducted on the afternoon of September 20, 2004. The lab Branch Manager, Josephine Carioti, was cordial and cooperative, as were the supervisors and technicians. The timing of the visit was opportune as Rock Creek samples were being prepared.

Receiving and Drying

     Samples are picked up by Chemex upon notification by Everts Air at the airport. Upon arrival at the lab, the samples are assigned work order numbers in batches of twenty. Bar coded tags that contain the work order number, and your original sample number, are stapled to the bag. A 'received weight' is recorded and the bar code is scanned, thereby starting its journey through the ALS Chemex computerized tracking system. The samples are placed in trays, opened, and arranged on drying racks. The bags arriving from Nome looked in good shape. I saw an occasional pulp envelope inside a bag, which I presumed to be a form of non-blind control. These samples were placed on the racks where they belong in the sample sequence.

     The drying racks are rolled into the dryer for approximately 8 hours at 140 to 160 degrees Fahrenheit. When the samples are removed from the dryer, a 'dry weight' is recorded.

Crushing to 90% Passing 10-Mesh

     The entire sample is fed into a six-inch jaw crusher and reduced to 90% passing 10-mesh, then placed into a new plastic bag. Depending on the sample, two to three passes are needed to achieve the right size. For the larger Rock Creek samples (2m of HQ core), a heavy-duty six-inch jaw crusher is used to reduce the sample to approximately ¼ inch, before proceeding with the normal crushing. The jaw crushers appeared to be well maintained and showed no signs of unusual wear. Upon interviewing the floor supervisor, he commented that the jaw plates had been replaced four or five times this season and extra parts and plates were on hand. Dust is vented to a central baghouse at the crusher stations.

     The crusher is cleaned with compressed air (35 psi) between each sample. Between each batch, a sample of 'clean rock' is run through the crusher. When the sample achieves the 'percent passing' requirement, it is then signed-off in the 'crusher log' that is kept by the technician.

'Clean Rock'

     'Clean Rock' consists of water worn pebbles and cobbles ranging in size from ¼ to 1 inch and is purchased from Fairbanks Sand & Gravel. It is stored in a large bin and is thoroughly washed before use. ALS Chemex performs a monthly and an occasional random assay of the

'clean rock'. The branch manager showed me the records and the results indicate no detectable gold. She also said that a few clients request a sample now and then to perform their own analysis. An important note is that the 'clean rock' used to run through the jaw crusher after a batch, is bagged and stored with the rejects for that batch, and can be pulled upon request.

Splitting

     The crushed sample is fed into a single tier ½ inch riffle splitter until a 4 kg split is achieved. The splitting station is separated from other prep activities. The splitter and pans fit well. For some of the large samples, four pans are required to handle the volume. The technician signs-off on the 'splitting log' for each sample. The splitter and splitting station is cleaned with compressed air (35 psi) between each sample. Dust is directed toward plenums feeding the baghouse. I observed a technician using proper technique and producing a good split on some of the larger samples.

     The 4 kg split is placed into a new bar coded plastic bag. The remainder of the sample is bagged, bar coded, and represents the reject sample.

Shipping to Vancouver and Rejects

     The 4kg samples (4 per rice bag) are placed on pallets, shrink wrapped, and shipped via Alaska Airlines to Vancouver. If the samples get shipped in the morning, they will arrive the next morning (22 hours).

     Rejects are placed on pallets by batch, shrink wrapped, and stored outside in the yard awaiting instructions. The yard was generally clean and organized and it appears as though it would be easy to pull rejects for reanalysis or other use. Keep in mind that there is no snow on the ground yet.

Conclusions

     I was impressed with the overall cleanliness of the lab and separate workstations. The condition of the equipment, good dust control, and the techniques used by the lab personnel were satisfactory. The lab pays special attention to tracking the sample and sample sequence through each prep stage.

     The ALS Chemex prep lab is a busy place. Most of the larger Alaska exploration projects are using ALS Chemex for their primary lab. I can understand that turnover could be an issue with so many large samples being submitted. However, regarding the issue of quality control, I believe that Novagold is receiving quality sample preparation at the ALS Chemex facility in Fairbanks.

Sincerely,

Arne Bakke CPG #8078

Memo

To	Harry Parker	File No.	143031
From	Steve Blower	cc	Kevin Francis, Larry Smith,
Tel	604 664-4116		Scott Long, Bill Anslow
Fax	604 664-3057
Date	23, September, 2004

Subject	ALS Chemex Visit

Introduction

On 22 September 2004, ALS Chemex’s laboratory in Vancouver was visited by myself to review the metallic screen sample preparation procedures for Novagold’s Rock Creek project. ALS Chemex’s fire assay protocols were not reviewed, but have been observed in a previous laboratory visit by the author in 2003.

Bill Anslow, Manager, Sample Preparation for ALS Chemex – Vancouver accompanied me during yesterday’s visit and fielded all of my questions. Scott Long provided pre-visit advice on important aspects of the process to be reviewed. At the time of the visit, Novagold samples were being pulverized, but were not being screened.

Pulverization

Novagold’s samples arrive in Vancouver via plane from the preparation lab in Fairbanks, to Seattle - and then from Seattle via truck. The samples arrive in Vancouver in multiples of 20, and each set of 20 samples is processed as a separate work order as per Novagold’s instructions - to ensure that standard reference material (SRM) controlled sets flow through the laboratory as a group. The samples are approximately 4 kg splits of very finely crushed material. They are assigned bar codes in Fairbanks.

The entire 4 kg split is pulverized in up to four batches in an LM2. The pulverizer is cleaned with compressed air after each sample is processed. Quartz sand is used to clean the pulverizing bowl and puck after each sample set (20 samples). I inspected the bowl and puck after compressed air cleaning, and only traces of dust were evident after running a finger over the bowl.

Rigorous pulp size specifications are not targeted. Instead, the goal of the pulverizing is to achieve an approximately 50 gm charge of 150 mesh screen oversize to limit the number of oversize fire assays. If the oversize volume is greater than 50 gm, it may be re-pulverized to reduce it to 50 gm or less.

AMEC E&C Services Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel (604) 664-4315
Fax (604) 669-9516
www.amec.com

2

Screening

After pulverizing, the entire sample is processed through two 150 mesh (100 micron) screens (arranged side by side to speed processing time) at one of two screening stations. All four screens were inspected and found to be clean and intact (no holes). Oversize material removed from the screens during cleaning is returned to the oversize sample.

Fire Assay Charge Selection

All of the oversize fraction is placed in a regular kraft pulp bag for fire assaying. All of the undersize fraction is homogenized in an improvised rolling mixer, before a random scoop of approximately 200 gm is placed in a pulp bag and transported upstairs for undersize fire assay. There, two 30 gm charges are randomly scooped from the 200 gm pulp for duplicate undersize fire assay.

The containers used to homogenize the sample have been fabricated from two plastic 5-gallon buckets with their bottoms removed. The bottom end of one bucket was crimped and inserted into the bottom end of the other. The buckets are then sealed together, and lids are attached to both ends (the former tops of the buckets). This results in a large groove on the inside of the container where the buckets overlap, creating a potential trap for potential contaminants as it is difficult to clean and inspect. A minor amount of sample material was noted in this overlap area after the containers had been cleaned.

Lab Capacity

Currently, the Vancouver laboratory processes up to 60 Rock Creek samples per day. There is no backlog of Novagold samples in the Vancouver lab, and the Sample Preparation Manager is confident that they can process at least twice that volume if they are flooded with samples from Fairbanks.

Summary

Overall, AMEC is impressed with the sample preparation facilities at ALS Chemex, and is satisfied that the metallic screen procedures being used for the Novagold samples meet or exceed standard industry practices. The equipment and work areas appear to be clean and well maintained. Staff is efficiently processing the large samples with an appropriate level of care and attention to detail while ensuring that cross contamination and sample mix-up is minimized. AMEC does, however, recommend that the rolling homogenizer containers be replaced with containers without potential contaminant traps.

Steve Blower
Principal Geologist
steve.blower@amec.com

John Odden
Chief Geologist
Novagold Resources Inc.
PO Box 640
Nome, AK 99762
(907) 443-5272

September 21, 2004

Dear John,

     As per your request, I visited the ALS Chemex prep lab in Fairbanks to observe and comment on sample preparation procedures being performed on the Rock Creek samples. The lab visit was unannounced and conducted on the afternoon of September 20, 2004. The lab Branch Manager, Josephine Carioti, was cordial and cooperative, as were the supervisors and technicians. The timing of the visit was opportune as Rock Creek samples were being prepared.

Receiving and Drying

     Samples are picked up by Chemex upon notification by Everts Air at the airport. Upon arrival at the lab, the samples are assigned work order numbers in batches of twenty. Bar coded tags that contain the work order number, and your original sample number, are stapled to the bag. A 'received weight' is recorded and the bar code is scanned, thereby starting its journey through the ALS Chemex computerized tracking system. The samples are placed in trays, opened, and arranged on drying racks. The bags arriving from Nome looked in good shape. I saw an occasional pulp envelope inside a bag, which I presumed to be a form of non-blind control. These samples were placed on the racks where they belong in the sample sequence.

     The drying racks are rolled into the dryer for approximately 8 hours at 140 to 160 degrees Fahrenheit. When the samples are removed from the dryer, a 'dry weight' is recorded.

Crushing to 90% Passing 10-Mesh

     The entire sample is fed into a six-inch jaw crusher and reduced to 90% passing 10-mesh, then placed into a new plastic bag. Depending on the sample, two to three passes are needed to achieve the right size. For the larger Rock Creek samples (2m of HQ core), a heavy-duty six-inch jaw crusher is used to reduce the sample to approximately ¼ inch, before proceeding with the normal crushing. The jaw crushers appeared to be well maintained and showed no signs of unusual wear. Upon interviewing the floor supervisor, he commented that the jaw plates had been replaced four or five times this season and extra parts and plates were on hand. Dust is vented to a central baghouse at the crusher stations.

     The crusher is cleaned with compressed air (35 psi) between each sample. Between each batch, a sample of 'clean rock' is run through the crusher. When the sample achieves the 'percent passing' requirement, it is then signed-off in the 'crusher log' that is kept by the technician.

'Clean Rock'

     'Clean Rock' consists of water worn pebbles and cobbles ranging in size from ¼ to 1 inch and is purchased from Fairbanks Sand & Gravel. It is stored in a large bin and is thoroughly washed before use. ALS Chemex performs a monthly and an occasional random assay of the

'clean rock'. The branch manager showed me the records and the results indicate no detectable gold. She also said that a few clients request a sample now and then to perform their own analysis. An important note is that the 'clean rock' used to run through the jaw crusher after a batch, is bagged and stored with the rejects for that batch, and can be pulled upon request.

Splitting

     The crushed sample is fed into a single tier ½ inch riffle splitter until a 4 kg split is achieved. The splitting station is separated from other prep activities. The splitter and pans fit well. For some of the large samples, four pans are required to handle the volume. The technician signs-off on the 'splitting log' for each sample. The splitter and splitting station is cleaned with compressed air (35 psi) between each sample. Dust is directed toward plenums feeding the baghouse. I observed a technician using proper technique and producing a good split on some of the larger samples.

     The 4 kg split is placed into a new bar coded plastic bag. The remainder of the sample is bagged, bar coded, and represents the reject sample.

Shipping to Vancouver and Rejects

     The 4kg samples (4 per rice bag) are placed on pallets, shrink wrapped, and shipped via Alaska Airlines to Vancouver. If the samples get shipped in the morning, they will arrive the next morning (22 hours).

     Rejects are placed on pallets by batch, shrink wrapped, and stored outside in the yard awaiting instructions. The yard was generally clean and organized and it appears as though it would be easy to pull rejects for reanalysis or other use. Keep in mind that there is no snow on the ground yet.

Conclusions

     I was impressed with the overall cleanliness of the lab and separate workstations. The condition of the equipment, good dust control, and the techniques used by the lab personnel were satisfactory. The lab pays special attention to tracking the sample and sample sequence through each prep stage.

     The ALS Chemex prep lab is a busy place. Most of the larger Alaska exploration projects are using ALS Chemex for their primary lab. I can understand that turnover could be an issue with so many large samples being submitted. However, regarding the issue of quality control, I believe that Novagold is receiving quality sample preparation at the ALS Chemex facility in Fairbanks.

Sincerely,

Arne Bakke CPG #8078

A - 8    E S T I M A T I O N    O F    S E L E C T I O N    B I A S

Memo

To	Harry Parker	File No.
From	• Scott D. Long	cc	Steve Blower
Tel	602 343 2437
Fax
Date	20 February 2004

Subject	Estimation of Selection Bias: Rock Creek Metallic Screen Fire Assays for
Gold above selected cut-off

Introduction

A selection bias can be introduced when samples are selectively re-assayed on the basis of the original assay (applying a cut-off). This typically occurs when the decision is taken to re-assay samples that have gold results above a certain grade. Because the second result is allowed to vary freely but the first result is constrained by the selection to be above a certain amount, there is a bias in the results.

In the case where all samples undergo re-assay, the cutoff value of the “selection” is zero, all samples have two assay results, and there is no selection bias. The means of the two sets of results should agree (within the range of uncertainty of the means). A selection bias can be demonstrated for such a database by making a selection above a certain cutoff applied to the first result and comparing the means of the first and second results above this cutoff. One then has the dataset equivalent to that obtained if a selection above that cutoff value were made, and no other re-assay results existed.

The selection bias can then be expressed as the percentage difference of the means obtained from the first and second results. The magnitude of the bias depends upon the grade distribution, which can be described by the CV (standard deviation divided by mean); the correlation coefficient between the two sets of results; and the cutoff value, which can be described in the general case by the percentile (or alternatively, units of standard deviation) of the population where the cutoff is applied.

If the correlation between the first and second assays is very high, the selection bias will be low. Typically, if r > 0.9, the selection bias is small or negligible. If the CV of a distribution is very large, the selection bias tends to be small. Finally, as the percentage of the population that is re-assayed increases, the selection bias decreases; there can be no selection bias if all samples are re-assayed.

It is possible to model the selection bias if the correlation coefficient, CV, and percentile at which the cutoff is applied are known. The modeling is done by generating very large log-normal distributions in EXCEL with paired data of chosen correlation coefficients. An example curve is

Mining Consulting Group
Amec E & C Mines and Metals Divsion
2001 W. Camelback Road, Suite 300
Tel +1 602 995 3916
Fax +1 602 995 3921
www.amec.com

An AMEC Company

2

shown in Figure 1, for a log-normal distribution with a CV = 3 and a correlation of duplicate pairs r = 0.7.

Figure 1 Selection Bias for CV = 3 and r = 0.7

For example, using the chart in Figure 1, say one selects a cut-off of 2 ppm Au and this corresponds to the 80th percentile of the grade distribution. Then, the chart provides a prediction that if samples above this cut-off are chosen for re-assay, the average of those re-assay results will be about 11 percent lower than the average of the original results above that cut-off.

The shape and position of the curve varies with CV and r. A set of curves (for different CV) are shown in Figure 2, for a correlation r = 0.5

3

Figure 2 Selection bias estimates for r = 0.5

An important limitation of this modeling exercise is the assumption of duplicate results; that assumes the CV is the same for the paired sets of results. An MSA dataset will have a lower CV than a “conventional” fire assay dataset, as a consequence of change of support (the MSA has a larger “effective” assayed sample mass, so the shape of its grade distribution will be less skewed). The effect may be to predict somewhat less selection bias than actually occurs.

The biased estimate is a result of the applying a selection to a result that does not have a high precision. If a sufficiently low cut-off value had been used for selection (e.g. half the ore-waste cut-off value) impact of a selection bias would be greatly reduced for two reason: a higher percentage of the samples would be re-assayed; and a greater percentage of the samples containing underestimates of gold grade would undergo re-assay. The gold that appears to have been “lost” by re-assaying is “hidden” amongst the many samples that were not re-assayed.

Selection Bias in Rock Creek Samples

4

Some of the historic campaigns at Rock Creek introduced a selection bias by choosing samples above 1 ppm Au for re-assay. The re-assays were done by metallic screen fire assay (MSA) with varying protocols. The initial assay upon which the selection was applied also varied in protocol. The most critical parameter in these protocols is likely to be the mass analyzed. The initial sample mass varied from 10 grams to 50 grams. The sample mass for the MSA re-assays varied from 0.3 to 4 kg, with varying masses of the undersize fraction taken.

The Nova Gold database contains what appear to be independent assays for some campaigns. For example, there are some values in the Au ppb field for the 1997 Placer campaign that differ from the results entered in the Gold-plotted field. These may not be a good estimate of the correlation that would be obtained between original and MSA results.

Some campaigns had no selective re-assaying and therefore cannot have introduced a selection bias. Nova Gold’s campaigns prior to 2003 used 50 gram fire assays and a limited amount of re-assaying by MSA; however a fixed cut-off was not used, and selection bias cannot be estimated, but, for that reason, the selection bias is likely to be low.

Amec reviewed the historic campaigns and identified those likely to have introduced a selection bias, based upon Nova Gold’s descriptions of the assay protocols. The relevant characteristics of these campaigns, selecting drill holes in the “Rock Creek” area only, are shown in Table 1.

Table 1 Campaigns with Probable Selection Bias for Samples with Au > 1ppm

Campaign	Assayed Mass (gm)	N assays	Mean Au ppb	std dev	cv	Percentile of 1 ppm Au
1997 Placer 1988 Placer Kennecott	10 30 30	2,662 4,037 3,784	0.779 0.767 0.449	2.44 3.50 2.03	3.13 4.57 4.53	85% 87% 91%

A limited amount of data exists for estimating an appropriate correlation coefficient for “duplicate” pairs of results. These results are not clearly documented and may have limited relevance. These provide estimates of correlation coefficients and afford a comparison of differences between means (Table 2).

Table 2 Comparison of Au by different methods

Campaign	Assayed Mass (g)	Field 1	Field 2	N	r	Mean1	Mean2	% Difference
1997 Placer Kennecott 1999 Nova	10 30 50	Au plotted MSA tot MSA tot	Au ppb Au 30 Au 30	1250 174 171	0.73 0.85 0.70	0.47 2.67 1.51	0.31 3.45 1.51	51% 23% 0%

The 1997 Placer results are likely to be a comparison between a 10 g fire assay and an aqua regia digestion related to ICP determinations for other elements.

5

The Kennecott pairs do not show a fixed cut-off value for the Au 30 (probably original assay) result; 90 of the 170 pairs have an Au (30g) result below 1 ppm Au. This calls indicates that Kennecott did not just select samples with grades above 1 ppm Au to re-assay by MSA. It calls into question whether all assay results with grades greater than 1 ppm Au are actually MSA determinations. Such factors will tend to reduce selection bias.

The 1999 Nova results show no selection bias but this is somewhat misleading. Amec discarded two entries where the Au(30) result was “99,999”, possibly indicating an “out of working range condition”. Both of these records had MSA results greater than 10 ppm. If these entries are included, the estimate of selection bias is very high.

Estimates of Bias

The bias introduced to sample results in the 1997 Placer campaign is –11%, assuming r = 0.73 and using CV = 3.1 (Figure 3). The bias would have been substantially reduced if the selection had been made at the 60th percentile. This corresponds to Au = 0.24 ppm.

Figure 3 Estimate of Selection Bias for 1997 Placer Data

6

The bias introduced to sample results in the 1998 Placer campaign is –11%, assuming r = 0.7 and using CV = 4.5 (Figure 4). The bias would have been substantially reduced if the selection had been made at the 70th percentile. This corresponds to Au = 0.31 ppm.

Figure 4 Estimated Selection Bias of 1998 Placer data

The bias introduced to sample results in the Kennecott campaign is -5%, assuming r = 0.85 and using CV = 4.5 (Figure 5).

7

Figure 5 Estimated Selection Bias of Kennecott data

Conclusion

Compared to similar deposits, the amount of estimated selection bias is fairly modest. This is a consequence of the available data indicating the correlation r is greater than 0.7 and the presence of a high cv.

There is a modest improvement in accuracy possible by selectively re-assaying the Placer drill holes. The amount of bias currently present should not be misconstrued to indicate the ultimate amount by which the average grade would increase above some other cut-off, only that the amount of selection bias would be reduced. The grade estimates would be more accurate, but not necessarily higher, on average, above some lower cutoff used for selection.

Recommendation

Amec does not believe a re-assay program is warranted at this level of probable selection bias.

To the extent that drill core are available, the effect of selectively re-assaying could be quantified by re-sampling a random selection of drill hole intervals from the Placer campaign that have

8

grades greater than 0.24 ppm Au, assaying these by current MSA protocol, and calculating the average of these results and comparing it to the average of the original results for those samples. Within the confidence intervals of the means, this should provide an estimate of the amount by which an extensive re-assaying program would change the mean grade of samples above 0.22 ppm Au.

A - 9    D O W N H O L E    V A R I O G R A M S   F O R
V A R I O U S    C O R E    R E C O V E R Y    B I N S

Downhole Correlogram CORLC 0-59 %

Gamma(h)= .2 + .8Exp$_5$(h)

Gamma (h)
1.50
1.20
0.90
0.60
0.30
0.00
15
30
45
60
75
Lag Distance (h)

Downhole Correlogram COREC 60-79%

$Gamma(h) = .4 + .58Exp_{4.5}(h) + .02Exp_{342282.5}(h)$

Azim. Dip
.0 .0
.0 .0 (cf)
1.50
1.20
0.90
0.60
0.30
0.00
15
30
45
60
75
Lag Distance (h)
203
128
126
107
109
121
114
126
109
147
141
151
130
190
196
194
214
192
228
236
212
226
171
223
341
390
301
317
332
331

Downhole Correlogram

$$\text{Gamma}(h) = .15 + .76\text{Exp}_{3.5}(h) + .09\text{Exp}_{70.5}(h)$$

A
Gamma (h)
1.50
1.20
0.90
0.60
0.30
0.00
15
30
45
60
75
Lag Distance (h)

Downhole Correlogram COREC 90-99%

$Gamma(h) = .2 + .683Exp_4(h) + .117Exp_{72.4}(h)$

Gamma (h)
1.50
1.20
0.90
0.60
0.30
0.00
15
30
45
60
75
Lag Distance (h)
Azim. Dip
.0 .0
.0 .0 (cf)
2048
1780
1713
1842
2071
2499
8187
8131
7648

A - 1 0    T W I N    H O L E    D A T A    G R A D E    P R O F I L E S

RC-7-006

N	41
m	0.51
Cv	1.60
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	0
Minimum/Maximum Depth Threshold	0.0,68.0
Minimum Grade Threshold	0.00

RKDC03-212

N	32
m	0.49
Cv	1.29
Intervals Trimmed by Depth	1
Intervals Trimmed by Grade	0

5
10
15
20
25
30
35
40
45
50
55
60
65
6.00 4.50 3.00 1.50 0.00 1.50 3.00 4.50 6.00
au g/t
au g/t

Horiz. Separation

5
10
15
20
25
30
35
40
45
50
55
60
65
0 6 12 18 24 30
Separation (m)

Cumulative Grade Thickness

0 to 68 m Depth

RC-7-006 - Dotted Line
RKDC03-212 - Solid Line
Grade Thickness (m*au g/t)
0 10 20 30 40 50 60 70 80 90 100
0 7 14 21 28 35 42 49 56 63 70
Depth (m)

1B

Core

RKDC04-242

N	34
m	0.39
Cv	1.11
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	0
Minimum/Maximum Depth Threshold	0.0,71.0
Minimum Grade Threshold	0.00

Core

RKDC03-212

N	33
m	0.48
Cv	1.31
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	0

6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

0
6
12
18
24
30
Separation (m)

Cumulative Grade Thickness

0 to 71 m Depth

RKDC04-242 - Dotted Line
RKDC03-212 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

1C

A A

Core

RC-7-006

N	41
m	0.51
Cv	1.60
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	0
Minimum/Maximum Depth Threshold	0.0,68.0
Minimum Grade Threshold	0.00

Core

RKDC04-242

N	33
m	0.38
Cv	1.15
Intervals Trimmed by Depth	1
Intervals Trimmed by Grade	0

6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

Separation (m)

Cumulative Grade Thickness

0 to 68 m Depth

RC-7-006 - Dotted Line
RKDC04-242 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

1D
A A

RC
RKRC04-040

N	45
m	0.79
Cv	1.92
Intervals Trimmed by Depth	3
Intervals Trimmed by Grade	2
Minimum/Maximum Depth Threshold	0.0,71.0
Minimum Grade Threshold	0.00

CORE
RKDC04-242

N	34
m	0.39
Cv	1.11
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	0

7.1
7.8
6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

Separation (m)

Cumulative Grade Thickness
0 to 71 m Depth

RKRC04-040 - Dotted Line
RKDC04-242 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

1E

B+

RC

CORE

RKRC04-040

N	43
m	0.81
Cv	1.91
Intervals Trimmed by Depth	5
Intervals Trimmed by Grade	2

Minimum/Maximum Depth Threshold 0.0,68.0
Minimum Grade Threshold 0.00

RC-7-006

N	41
m	0.51
Cv	1.60
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	0

7.1
7.8
6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

Separation (m)

Cumulative Grade Thickness

0 to 68 m Depth

RKRC04-040 - Dotted Line
RC-7-006 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

1F

B+

RKRC04-040	
N	45
m	0.79
Cv	1.92
Intervals Trimmed by Depth	3
Intervals Trimmed by Grade	2
Minimum/Maximum Depth Threshold	0.0,71.0
Minimum Grade Threshold	0.00

RKDC03-212	
N	33
m	0.48
Cv	1.31
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	0

7.1
7.8
6.00 4.50 3.00 1.50 0.00 1.50 3.00 4.50 6.00
au g/t
au g/t

Horiz. Separation

Separation (m)

Cumulative Grade Thickness

0 to 71 m Depth

RKRC04-040 - Dotted Line
RKDC03-212 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

2A

RC
Core
RR-0-03
N 42
m 2.31
Cv 3.04
Intervals Trimmed by Depth 0
Intervals Trimmed by Grade 1
Minimum/Maximum Depth Threshold 0.0,75.0
Minimum Grade Threshold 0.00
RKDC03-209
N 34
m 1.23
Cv 2.01
Intervals Trimmed by Depth 0
Intervals Trimmed by Grade 0
Horiz. Separation
26.3
39.0
7.7
11.6
6.00 4.50 3.00 1.50 0.00 1.50 3.00 4.50 6.00
au g/t
au g/t
0 6 12 18 24 30
Separation (m)

Cumulative Grade Thickness
0 to 75 m Depth
RR-0-03 - Dotted Line
RKDC03-209 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

2B
A

Core

RKDC04-237

N	34
m	0.57
Cv	1.48
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	0
Minimum/Maximum Depth Threshold	0.0,75.0
Minimum Grade Threshold	0.00

Core

RKDC03-209

N	34
m	1.23
Cv	2.01
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	0

0
5
10
15
20
25
30
35
40
45
50
55
60
65
70
75
7.7
11.8
6.00 4.50 3.00 1.50 0.00 1.50 3.00 4.50 6.00
au g/t
au g/t

Horiz. Separation

0 5 10 15 20 25 30 35 40 45 50 55 60 65 70 75
0 6 12 18 24 30
Separation (m)

Cumulative Grade Thickness

0 to 75 m Depth

RKDC04-237 - Dotted Line
RKDC03-209 - Solid Line
Grade Thickness (m*au g/t)
0 10 20 30 40 50 60 70 80 90 100
0 8 16 24 32 40 48 56 64 72 80
Depth (m)

2C
B
NOTE: Big diff in Means

RC

RR-0-03

N	42
m	2.31
Cv	3.04
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	1
Minimum/Maximum Depth Threshold	0.0,75.0
Minimum Grade Threshold	0.00

Core

RKDC04-237

N	34
m	0.57
Cv	1.48
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	0

26.3
39.0
6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

Separation (m)

Cumulative Grade Thickness

0 to 75 m Depth

RR-0-03 - Dotted Line
RKDC04-237 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

2D

A A

RC

RKRC04-023

N	42
m	1.23
Cv	1.81
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	3
Minimum/Maximum Depth Threshold	0.0,70.0
Minimum Grade Threshold	0.00

CORE

RKDC04-237

N	33
m	0.59
Cv	1.45
Intervals Trimmed by Depth	1
Intervals Trimmed by Grade	0

6.3
6.5
11.1
5
10
15
20
25
30
35
40
45
50
55
60
65
70
6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

5
10
15
20
25
30
35
40
45
50
55
60
65
70
0
6
12
18
24
30
Separation (m)

Cumulative Grade Thickness

0 to 70 m Depth

RKRC04-023 - Dotted Line
RKDC04-237 - Solid Line
Grade Thickness (m*au g/t)
0
10
20
30
40
50
60
70
80
90
100
0
8
16
24
32
40
48
56
64
72
80
Depth (m)

2E

A A

RC

RKRC04-023

N 42
m 1.23
Cv 1.81
Intervals Trimmed by Depth 0
Intervals Trimmed by Grade 3

Minimum/Maximum Depth Threshold 0.0,70.0
Minimum Grade Threshold 0.00

Core

RKDC03-209

N 33
m 1.24
Cv 2.03
Intervals Trimmed by Depth 1
Intervals Trimmed by Grade 0

6.3
6.5
11.1
7.7
11.8
6.00 4.50 3.00 1.50 0.00 1.50 3.00 4.50 6.00
au g/t
au g/t

Horiz. Separation

0 6 12 18 24 30
Separation (m)

Cumulative Grade Thickness

0 to 70 m Depth

RKRC04-023 - Dotted Line
RKDC03-209 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

2F
A

RC

RKRC04-023

N	42
m	1.23
Cv	1.81
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	3

RC

RR-0-03

N	41
m	2.32
Cv	3.06
Intervals Trimmed by Depth	1
Intervals Trimmed by Grade	1

Minimum/Maximum Depth Threshold 0.0,70.0
Minimum Grade Threshold 0.00

8.3
28.3
6.5
11.1
39.0
5
10
15
20
25
30
35
40
45
50
55
60
65
70
6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

5
10
15
20
25
30
35
40
45
50
55
60
65
70
0
6
12
18
24
30
Separation (m)

Cumulative Grade Thickness

0 to 70 m Depth

RKRC04-023 - Dotted Line
RR-0-03 - Solid Line
Grade Thickness (m*au g/t)
200
180
160
140
120
100
80
60
40
20
0
0
8
16
24
32
40
48
56
64
72
80
Depth (m)

3A

RC

Core

RR-0-02

N	54
m	1.22
Cv	1.83
Intervals Trimmed by Depth	4
Intervals Trimmed by Grade	3

RKDC03-222

N	45
m	0.87
Cv	2.49
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	0

Minimum/Maximum Depth Threshold 0.0,91.0
Minimum Grade Threshold 0.00

35% recovery
77% recov
~90% recov
51% recov
12.0
9.9
13.9
6.00 4.50 3.00 1.50 0.00 1.50 3.00 4.50 6.00
au g/t
au g/t

Horiz. Separation

0 6 12 18 24 30
Separation (m)

Cumulative Grade Thickness

0 to 91 m Depth

RR-0-02 - Dotted Line
RKDC03-222 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

3B

A A

Core

RKDC03-222

N	40
m	0.97
Cv	2.34
Intervals Trimmed by Depth	5
Intervals Trimmed by Grade	0

Minimum/Maximum Depth Threshold 0.0,81.0
Minimum Grade Threshold 0.00

Core

RKDC04-236

N	33
m	0.71
Cv	0.87
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	0

66% recov
46% recovery
13.9
6.00 4.50 3.00 1.50 0.00 1.50 3.00 4.50 6.00
au g/t
au g/t

Horiz. Separation

0 6 12 18 24 30
Separation (m)

Cumulative Grade Thickness

0 to 81 m Depth

RKDC03-222 - Dotted Line
RKDC04-236 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)
0 9 18 27 36 45 54 63 72 81 90
0 10 20 30 40 50 60 70 80 90 100

3C
A A

RC	Core
RR-0-02	**RKDC04-236**
N 48	N 33
m 1.35	m 0.71
Cv 1.72	Cv 0.87
Intervals Trimmed by Depth 10	Intervals Trimmed by Depth 0
Intervals Trimmed by Grade 3	Intervals Trimmed by Grade 0

Minimum/Maximum Depth Threshold 0.0,81.0
Minimum Grade Threshold 0.00

46% recov
34% recov
12.0
9.9
au g/t
au g/t

Horiz. Separation

Separation (m)

Cumulative Grade Thickness
0 to 81 m Depth

RR-0-02 - Dotted Line
RKDC04-236 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

3D

B B

RC

RKRC04-024

N 48
m 2.01
Cv 1.30
Intervals Trimmed by Depth 0
Intervals Trimmed by Grade 1
Minimum/Maximum Depth Threshold 0.0,81.0
Minimum Grade Threshold 0.00

Core

RKDC04-236

N 33
m 0.71
Cv 0.87
Intervals Trimmed by Depth 0
Intervals Trimmed by Grade 0

8.3
7.6
7.3
8.6
12.4
6.00 4.50 3.00 1.50 0.00 1.50 3.00 4.50 6.00
au g/t
au g/t

Horiz. Separation

0 6 12 18 24 30
Separation (m)

Cumulative Grade Thickness

0 to 81 m Depth

RKRC04-024 - Dotted Line
RKDC04-236 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)
0 9 18 27 36 45 54 63 72 81 90
0 20 40 60 80 100 120 140 160 180 200

3E

B B

RC

RKRC04-024

N 48
m 2.01
Cv 1.30
Intervals Trimmed by Depth 0
Intervals Trimmed by Grade 1
Minimum/Maximum Depth Threshold 0.0,81.0
Minimum Grade Threshold 0.00

Core

RKDC03-222

N 40
m 0.97
Cv 2.34
Intervals Trimmed by Depth 5
Intervals Trimmed by Grade 0

8.3
7.6
7.3
6.6
12.4
13.9
au g/t
au g/t

Horiz. Separation

Separation (m)

Cumulative Grade Thickness

0 to 81 m Depth

RKRC04-024 - Dotted Line
RKDC03-222 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

3F

B B

RC RC

RR-0-02

N	57
m	1.16
Cv	1.88
Intervals Trimmed by Depth	1
Intervals Trimmed by Grade	3
Minimum/Maximum Depth Threshold	0.0,96.0
Minimum Grade Threshold	0.00

RKRC04-024

N	48
m	2.01
Cv	1.30
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	1

8.3
7.6
7.3
8.6
12.0
9.9
12.4
6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

0
6
12
18
24
30
Separation (m)

Cumulative Grade Thickness

0 to 96 m Depth

RR-0-02 - Dotted Line
RKRC04-024 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

4A

B B

RC | Core

RCR-4-19

N	48
m	1.85
Cv	1.72
Intervals Trimmed by Depth	1
Intervals Trimmed by Grade	11
Minimum/Maximum Depth Threshold	0.0,91.0
Minimum Grade Threshold	0.00

RKDC03-208

N	44
m	0.75
Cv	2.09
Intervals Trimmed by Depth	5
Intervals Trimmed by Grade	0

Low downhole cv's
rejected
8.7
8.1
12.0
17.4
9.8
6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

0
6
12
18
24
30
Separation (m)

Cumulative Grade Thickness
0 to 91 m Depth
RCR-4-19 - Dotted Line
RKDC03-208 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

4B

B B

Core

RKDC03-208

N	47
m	0.72
Cv	2.13
Intervals Trimmed by Depth	2
Intervals Trimmed by Grade	0
Minimum/Maximum Depth Threshold	0.0,96.0
Minimum Grade Threshold	0.00

Core

RKDC04-239

N	46
m	0.35
Cv	1.78
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	0

reject low CR
low CR
96%
92%
9.8
6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

Separation (m)

Cumulative Grade Thickness

0 to 96 m Depth

RKDC03-208 - Dotted Line
RKDC04-239 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

4C

C

RC

RCR-4-19

N	48
m	1.85
Cv	1.72
Intervals Trimmed by Depth	1
Intervals Trimmed by Grade	11
Minimum/Maximum Depth Threshold	0.0,91.0
Minimum Grade Threshold	0.00

Core

RKDC04-239

N	43
m	0.37
Cv	1.72
Intervals Trimmed by Depth	3
Intervals Trimmed by Grade	0

8.7
8.1
12.0
17.4
6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

0
6
12
18
24
30
Separation (m)

Cumulative Grade Thickness

0 to 91 m Depth

RCR-4-19 - Dotted Line
RKDC04-239 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

4D

C C

RC

core

RKRC04-039

N	61
m	0.71
Cv	1.83
Intervals Trimmed by Depth	2
Intervals Trimmed by Grade	1

RKDC04-239

N	46
m	0.35
Cv	1.78
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	0

Minimum/Maximum Depth Threshold 0.0,96.0
Minimum Grade Threshold 0.00

6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

Separation (m)

Cumulative Grade Thickness

0 to 96 m Depth

RKRC04-039 - Dotted Line
RKDC04-239 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

4E

A A

RC

CORE

RKRC04-039

N 63
m 0.69
Cv 1.86
Intervals Trimmed by Depth 0
Intervals Trimmed by Grade 1
Minimum/Maximum Depth Threshold 0.0,101.0
Minimum Grade Threshold 0.00

RKDC03-208

N 49
m 0.69
Cv 2.19
Intervals Trimmed by Depth 0
Intervals Trimmed by Grade 0

6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

Separation (m)

Cumulative Grade Thickness

0 to 101 m Depth

RKRC04-039 - Dotted Line
RKDC03-208 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

4 F

A A

RC

RC

RKRC04-039

N	58
m	0.75
Cv	1.78
Intervals Trimmed by Depth	5
Intervals Trimmed by Grade	1
Minimum/Maximum Depth Threshold	0.0,91.0
Minimum Grade Threshold	0.00

RCR-4-19

N	48
m	1.85
Cv	1.72
Intervals Trimmed by Depth	1
Intervals Trimmed by Grade	11

6.7
8.1
12.0
17.4
8.1
6.00 4.50 3.00 1.50 0.00 1.50 3.00 4.50 6.00
au g/t
au g/t

Horiz. Separation

0 6 12 18 24 30
Separation (m)

Cumulative Grade Thickness

0 to 91 m Depth

RKRC04-039 - Dotted Line
RCR-4-19 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

5A

RC

RR-7-017

N 40
m 4.47
Cv 2.34

Intervals Trimmed by Depth 0
Intervals Trimmed by Grade 0

Minimum/Maximum Depth Threshold 0.0,61.0
Minimum Grade Threshold 0.00

CORE

RKDC03-206

N 29
m 2.87
Cv 3.72

Intervals Trimmed by Depth 3
Intervals Trimmed by Grade 0

17.5
37.8
18.2
10.3
6.9
53.7
7.1
59.6
8.8
6.4
au g/t
au g/t

Horiz. Separation

Separation (m)

Cumulative Grade Thickness

0 to 61 m Depth

RR-7-017 - Dotted Line
RKDC03-206 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

5B

A A

Core

RKDC03-206

N 27
m 3.05
Cv 3.63
Intervals Trimmed by Depth 5
Intervals Trimmed by Grade 0
Minimum/Maximum Depth Threshold 0.0,57.0
Minimum Grade Threshold 0.00

Core

RKDC04-238

N 27
m 1.05
Cv 1.53
Intervals Trimmed by Depth 1
Intervals Trimmed by Grade 0

59.6
8.8
6.4
8.1
6.00 4.50 3.00 1.50 0.00 1.50 3.00 4.50 6.00
au g/t
au g/t

Horiz. Separation

0 6 12 18 24 30
Separation (m)

Cumulative Grade Thickness

0 to 57 m Depth

RKDC03-206 - Dotted Line
RKDC04-238 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

5C

C

RC	CORE
RR-7-017	**RKDC04-238**
N 37	N 27
m 4.82	m 1.05
Cv 2.24	Cv 1.53
Intervals Trimmed by Depth 3	Intervals Trimmed by Depth 1
Intervals Trimmed by Grade 0	Intervals Trimmed by Grade 0

Minimum/Maximum Depth Threshold 0.0,57.0
Minimum Grade Threshold 0.00

17.5
37.8
16.2
10.3
8.1
6.9
53.7
7.1
6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

Separation (m)

Cumulative Grade Thickness
0 to 57 m Depth
RR-7-017 - Dotted Line
RKDC04-238 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

5D

B-

RC

CORE

RKRC04-022

N 33
m 1.96
Cv 2.07
Intervals Trimmed by Depth 0
Intervals Trimmed by Grade 2
Minimum/Maximum Depth Threshold 0.0,57.0
Minimum Grade Threshold 0.00

RKDC04-238

N 27
m 1.05
Cv 1.53
Intervals Trimmed by Depth 1
Intervals Trimmed by Grade 0

16.0
15.0
8.4
8.1
0
5
10
15
20
25
30
35
40
45
50
55
6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

0
5
10
15
20
25
30
35
40
45
50
55
0
6
12
18
24
30
Separation (m)

Cumulative Grade Thickness

0 to 57 m Depth

RKRC04-022 - Dotted Line
RKDC04-238 - Solid Line
Grade Thickness (m*au g/t)
0
10
20
30
40
50
60
70
80
90
100
0
6
12
18
24
30
36
42
48
54
60
Depth (m)

5E

A A

RC

RKRC04-022

N 33
m 1.96
Cv 2.07

Intervals Trimmed by Depth 0
Intervals Trimmed by Grade 2

Minimum/Maximum Depth Threshold 0.0,67.0
Minimum Grade Threshold 0.00

CORE

RKDC03-206

N 31
m 2.70
Cv 3.85

Intervals Trimmed by Depth 1
Intervals Trimmed by Grade 0

18.0
15.0
8.4
59.6
8.6
8.4
5
10
15
20
25
30
35
40
45
50
55
60
65
6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

5
10
15
20
25
30
35
40
45
50
55
60
65
0
6
12
18
24
30
Separation (m)

Cumulative Grade Thickness

0 to 67 m Depth

RKRC04-022 - Dotted Line
RKDC03-206 - Solid Line
Grade Thickness (m*au g/t)
0
20
40
60
80
100
120
140
160
180
200
0
7
14
21
28
35
42
49
56
63
70
Depth (m)

5F

A A

RC

RR-7-017

N	40
m	4.47
Cv	2.34
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	0
Minimum/Maximum Depth Threshold	0.0,61.0
Minimum Grade Threshold	0.00

RC

RKRC04-022

N	33
m	1.96
Cv	2.07
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	2

17.5
37.8
16.2
10.3
6.9
53.7
7.1
18.0
15.0
8.4
6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

Separation (m)

Cumulative Grade Thickness

0 to 61 m Depth

RR-7-017 - Dotted Line
RKRC04-022 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

6 A

A A

RC

CORE

RMR-6

N	37
m	0.81
Cv	1.65
Intervals Trimmed by Depth	11
Intervals Trimmed by Grade	1

RC-7-005

N	35
m	0.80
Cv	1.32
Intervals Trimmed by Depth	1
Intervals Trimmed by Grade	1

Minimum/Maximum Depth Threshold 0.0,60.0
Minimum Grade Threshold 0.00

6.7
6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

Separation (m)

Cumulative Grade Thickness

0 to 60 m Depth

RMR-6 - Dotted Line
RC-7-005 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

6 B

A-

RC | CORE

RC-7-005

N	34
m	0.82
Cv	1.30
Intervals Trimmed by Depth	2
Intervals Trimmed by Grade	1

RKDC04-241

N	27
m	1.22
Cv	1.53
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	1

Minimum/Maximum Depth Threshold 0.0,59.0
Minimum Grade Threshold 0.00

0
5
10
15
20
25
30
35
40
45
50
55
8.8
6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

0
5
10
15
20
25
30
35
40
45
50
55
0
6
12
18
24
30
Separation (m)

Cumulative Grade Thickness

0 to 59 m Depth

RC-7-005 - Dotted Line
RKDC04-241 - Solid Line
Grade Thickness (m*au g/t)
100
90
80
70
60
50
40
30
20
10
0
0
6
12
18
24
30
36
42
48
54
60
Depth (m)

6C
A

RC | CORE

RMR-6		RKDC04-241	
N	36	N	27
m	0.81	m	1.22
Cv	1.67	Cv	1.53
Intervals Trimmed by Depth	12	Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	1	Intervals Trimmed by Grade	1

Minimum/Maximum Depth Threshold 0.0,59.0
Minimum Grade Threshold 0.00

0
5
10
15
20
25
30
35
40
45
50
55
8.7
8.8
6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

0
5
10
15
20
25
30
35
40
45
50
55
0
6
12
18
24
30
Separation (m)

Cumulative Grade Thickness

0 to 59 m Depth

RMR-6 - Dotted Line
RKDC04-241 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)
0
10
20
30
40
50
60
70
80
90
100
0
6
12
18
24
30
36
42
48
54
60

RC CORE 6 D A A

RKRC04-025

N 38
m 1.17
Cv 1.64
Intervals Trimmed by Depth 0
Intervals Trimmed by Grade 0

RKDC04-241

N 26
m 1.19
Cv 1.59
Intervals Trimmed by Depth 1
Intervals Trimmed by Grade 1

Minimum/Maximum Depth Threshold 0.0 58.0
Minimum Grade Threshold 0.00

6.00 4.50 3.00 1.50 0.00 1.50 3.00 4.50 6.00
au g/t
au g/t
8.8

Horiz. Separation

0 6 12 18 24 30
Separation (m)

Cumulative Grade Thickness

0 to 58 m Depth

RKRC04-025 - Dotted Line
RKDC04-241 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

6E

A A

RC

RKRC04-025

N	38
m	1.17
Cv	1.64
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	0
Minimum/Maximum Depth Threshold	0.0,58.0
Minimum Grade Threshold	0.00

CORE

RC-7-005

N	34
m	0.82
Cv	1.30
Intervals Trimmed by Depth	2
Intervals Trimmed by Grade	1

6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

Separation (m)

Cumulative Grade Thickness

0 to 58 m Depth

RKRC04-025 - Dotted Line
RC-7-005 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

6F

A A

RC

RMR-6

N	36
m	0.81
Cv	1.67
Intervals Trimmed by Depth	12
Intervals Trimmed by Grade	1
Minimum/Maximum Depth Threshold	0.0,58.0
Minimum Grade Threshold	0.00

RC

RKRC04-025

N	38
m	1.17
Cv	1.64
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	0

Low cv's
6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

Separation (m)

Cumulative Grade Thickness

0 to 58 m Depth

RMR-6 - Dotted Line
RKRC04-025 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

7A
B+

RC | CORE

RR-0-11

N	46
m	2.76
Cv	2.49
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	1

RKDC03-197

N	37
m	0.73
Cv	1.26
Intervals Trimmed by Depth	7
Intervals Trimmed by Grade	0

Minimum/Maximum Depth Threshold 0.0,75.0
Minimum Grade Threshold 0.00

31.4
18.7
10.8
0
5
10
15
20
25
30
35
40
45
50
55
60
65
70
75
6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

0
5
10
15
20
25
30
35
40
45
50
55
60
65
70
75
0
6
12
18
24
30
Separation (m)

Cumulative Grade Thickness

0 to 75 m Depth

RR-0-11 - Dotted Line
RKDC03-197 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)
0
20
40
60
80
100
120
140
160
180
200
0
8
16
24
32
40
48
56
64
72
80

7B

A A

CORE

RKDC03-197

N 35
m 0.75
Cv 1.24
Intervals Trimmed by Depth 9
Intervals Trimmed by Grade 0

Minimum/Maximum Depth Threshold 0.0,70.0
Minimum Grade Threshold 0.00

CORE

RKDC04-240

N 35
m 0.63
Cv 1.12
Intervals Trimmed by Depth 0
Intervals Trimmed by Grade 0

5
10
15
20
25
30
35
40
45
50
55
60
65
70
6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

5
10
15
20
25
30
35
40
45
50
55
60
65
70
0
6
12
18
24
30
Separation (m)

Cumulative Grade Thickness

0 to 70 m Depth

RKDC03-197 - Dotted Line
RKDC04-240 - Solid Line
Grade Thickness (m*au g/t)
0
10
20
30
40
50
60
70
80
90
100
0
8
16
24
32
40
48
56
64
72
80
Depth (m)

7C

B

RC

CoRE

RR-0-11

N	42
m	2.22
Cv	2.47
Intervals Trimmed by Depth	4
Intervals Trimmed by Grade	1

Minimum/Maximum Depth Threshold 0.0,70.0
Minimum Grade Threshold 0.00

RKDC04-240

N	35
m	0.63
Cv	1.12
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	0

31.4
16.7
10.8
6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

Separation (m)

Cumulative Grade Thickness

0 to 70 m Depth

RR-0-11 - Dotted Line
RKDC04-240 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

7D

A A

RC

RKRC04-041

N	45
m	0.95
Cv	1.61
Intervals Trimmed by Depth	7
Intervals Trimmed by Grade	0
Minimum/Maximum Depth Threshold	0.0,70.0
Minimum Grade Threshold	0.00

CORE

RKDC04-240

N	35
m	0.63
Cv	1.12
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	0

10.0
6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

0
6
12
18
24
30
Separation (m)

Cumulative Grade Thickness

0 to 70 m Depth

RKRC04-041 - Dotted Line
RKDC04-240 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)
0
8
16
24
32
40
48
56
64
72
80
0
10
20
30
40
50
60
70
80
90
100

7E
A A

RC

RKRC04-041

N	52
m	0.87
Cv	1.65
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	0
Minimum/Maximum Depth Threshold	0.0,89.0
Minimum Grade Threshold	0.00

CORE

RKDC03-197

N	44
m	0.63
Cv	1.38
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	0

10.0
5
10
15
20
25
30
35
40
45
50
55
60
65
70
75
80
85
6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

5
10
15
20
25
30
35
40
45
50
55
60
65
70
75
80
85
0
6
12
18
24
30
Separation (m)

Cumulative Grade Thickness

0 to 89 m Depth

RKRC04-041 - Dotted Line
RKDC03-197 - Solid Line
Grade Thickness (m*au g/t)
0
10
20
30
40
50
60
70
80
90
100
Depth (m)

7F

B B

RC RC

RKRC04-041

N 49
m 0.91
Cv 1.61
Intervals Trimmed by Depth 3
Intervals Trimmed by Grade 0
Minimum/Maximum Depth Threshold 0.0,75.0
Minimum Grade Threshold 0.00

RR-0-11

N 46
m 2.76
Cv 2.49
Intervals Trimmed by Depth 0
Intervals Trimmed by Grade 1

31.4
16.7
10.8
10.0
6.00 4.50 3.00 1.50 0.00 1.50 3.00 4.50 6.00
au g/t
au g/t

Horiz. Separation

Separation (m)

Cumulative Grade Thickness

0 to 75 m Depth

RKRC04-041 - Dotted Line
RR-0-11 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

8 A

B

CORE

RC-7-002

N	59
m	0.77
Cv	1.73
Intervals Trimmed by Depth	20
Intervals Trimmed by Grade	0

Minimum/Maximum Depth Threshold 0.0,98.0
Minimum Grade Threshold 0.00

RC

RMR-5

N	61
m	1.17
Cv	1.29
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	2

6.4
6.2
6.1
7.8
Rejected March 2004
suspect
6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

Separation (m)

Cumulative Grade Thickness

0 to 98 m Depth

RC-7-002 - Dotted Line
RMR-5 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

9 A

F

CORE

RKDC03-199

N 31
m 0.38
Cv 1.66
Intervals Trimmed by Depth 9
Intervals Trimmed by Grade 0

RR-8-028

N 39
m 4.10
Cv 2.02
Intervals Trimmed by Depth 1
Intervals Trimmed by Grade 0

Minimum/Maximum Depth Threshold 0.0,62.0
Minimum Grade Threshold 0.00

49.4
19.5
9.7
10.8
11.7
7.8
7.3
6.00 4.50 3.00 1.50 0.00 1.50 3.00 4.50 6.00
au g/t
au g/t

Horiz. Separation

Separation (m)

Cumulative Grade Thickness

0 to 62 m Depth

RKDC03-199 - Dotted Line
RR-8-028 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

9B

A A

Core Core

RC-7-002

N	57
m	0.79
Cv	1.72
Intervals Trimmed by Depth	22
Intervals Trimmed by Grade	0
Minimum/Maximum Depth Threshold	0.0,96.0
Minimum Grade Threshold	0.00

RKDC04-257

N	48
m	1.38
Cv	1.45
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	0

6.4
6.2
6.1
9.3
8.3
6.00 4.50 3.00 1.50 0.00 1.50 3.00 4.50 6.00
au g/t
au g/t

Horiz. Separation

0 6 12 18 24 30
Separation (m)

Cumulative Grade Thickness

0 to 96 m Depth

RC-7-002 - Dotted Line
RKDC04-257 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

9C

A A

RC CORE

RMR-5

N	59
m	1.20
Cv	1.27
Intervals Trimmed by Depth	2
Intervals Trimmed by Grade	2
Minimum/Maximum Depth Threshold	0.0,96.0
Minimum Grade Threshold	0.00

RKDC04-257

N	48
m	1.38
Cv	1.45
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	0

6.00 4.50 3.00 1.50 0.00 1.50 3.00 4.50 6.00
au g/t
au g/t
7.9
9.3
8.1

Horiz. Separation

0 6 12 18 24 30
Separation (m)

Cumulative Grade Thickness

0 to 96 m Depth

RMR-5 - Dotted Line
RKDC04-257 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

9D

A A

RC

RKRC04-047

N	62
m	1.63
Cv	1.62
Intervals Trimmed by Depth	3
Intervals Trimmed by Grade	0
Minimum/Maximum Depth Threshold	0.0,96.0
Minimum Grade Threshold	0.00

CORE

RKDC04-257

N	48
m	1.38
Cv	1.45
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	0

6.00 4.50 3.00 1.50 0.00 1.50 3.00 4.50 6.00
au g/t
au g/t
17.8
8.7
8.7
9.3
8.3

Horiz. Separation

0 6 12 18 24 30
Separation (m)

Cumulative Grade Thickness

0 to 96 m Depth

RKRC04-047 - Dotted Line
RKDC04-257 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

9E

C C

Core

RC

RC-7-002

N	58
m	0.78
Cv	1.73
Intervals Trimmed by Depth	21
Intervals Trimmed by Grade	0
Minimum/Maximum Depth Threshold	0.0,97.0
Minimum Grade Threshold	0.00

RKRC04-047

N	63
m	1.61
Cv	1.62
Intervals Trimmed by Depth	2
Intervals Trimmed by Grade	0

6.4
6.2
6.1
17.8
8.7
8.7
6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

0 6 12 18 24 30
Separation (m)

Cumulative Grade Thickness

0 to 97 m Depth

RC-7-002 - Dotted Line
RKRC04-047 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

9F

RC RC A A

RKRC04-047

N 64
m 1.59
Cv 1.64
Intervals Trimmed by Depth 1
Intervals Trimmed by Grade 0
Minimum/Maximum Depth Threshold 0.0,98.0
Minimum Grade Threshold 0.00

RMR-5

N 61
m 1.17
Cv 1.29
Intervals Trimmed by Depth 0
Intervals Trimmed by Grade 2

17.8
8.7
7.9
8.7
6.00 4.50 3.00 1.50 0.00 1.50 3.00 4.50 6.00
au g/t
au g/t

Horiz. Separation

Separation (m)

Cumulative Grade Thickness

0 to 98 m Depth

RKRC04-047 - Dotted Line
RMR-5 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

10 A

A A

CORE

RC

RCC-4-01

N 31
m 0.93
Cv 3.87
Intervals Trimmed by Depth 39
Intervals Trimmed by Grade 0
Minimum/Maximum Depth Threshold 0.0,48.0
Minimum Grade Threshold 0.00

RCR-4-22

N 20
m 0.50
Cv 1.14
Intervals Trimmed by Depth 0
Intervals Trimmed by Grade 12

20.7
0
5
10
15
20
25
30
35
40
45
6.00 4.50 3.00 1.50 0.00 1.50 3.00 4.50 6.00
au g/t
au g/t

Horiz. Separation

0
5
10
15
20
25
30
35
40
45
0 6 12 18 24 30
Separation (m)

Cumulative Grade Thickness

0 to 48 m Depth

RCC-4-01 - Dotted Line
RCR-4-22 - Solid Line
Grade Thickness (m*au g/t)
0 10 20 30 40 50 60 70 80 90 100
0 5 10 15 20 25 30 35 40 45 50
Depth (m)

10 B

A A

RCC-4-01

N	29
m	1.00
Cv	3.75
Intervals Trimmed by Depth	41
Intervals Trimmed by Grade	0
Minimum/Maximum Depth Threshold	0.0,45.0
Minimum Grade Threshold	0.00

RKDC04-256

N	19
m	0.36
Cv	1.19
Intervals Trimmed by Depth	1
Intervals Trimmed by Grade	0

0
5
10
15
20
20.7
25
30
35
40
45
6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

0
5
10
15
20
25
30
35
40
45
0
6
12
18
24
30
Separation (m)

Cumulative Grade Thickness

0 to 45 m Depth

RCC-4-01 - Dotted Line
RKDC04-256 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)
0
10
20
30
40
50
60
70
80
90
100
0
5
10
15
20
25
30
35
40
45
50

10 C

A A

RCR-4-22

N	18
m	0.53
Cv	1.13
Intervals Trimmed by Depth	3
Intervals Trimmed by Grade	11
Minimum/Maximum Depth Threshold	0.0,45.0
Minimum Grade Threshold	0.00

RKDC04-256

N	19
m	0.36
Cv	1.19
Intervals Trimmed by Depth	1
Intervals Trimmed by Grade	0

0
5
10
15
20
25
30
35
40
45
6.00 4.50 3.00 1.50 0.00 1.50 3.00 4.50 6.00
au g/t
au g/t

Horiz. Separation

0
5
10
15
20
25
30
35
40
45
0 6 12 18 24 30
Separation (m)

Cumulative Grade Thickness

0 to 45 m Depth

RCR-4-22 - Dotted Line
RKDC04-256 - Solid Line
Grade Thickness (m*au g/t)
0
10
20
30
40
50
60
70
80
90
100
0 5 10 15 20 25 30 35 40 45 50
Depth (m)

10 D

B B

RKRC04-038

N	29
m	1.29
Cv	1.97
Intervals Trimmed by Depth	2
Intervals Trimmed by Grade	0
Minimum/Maximum Depth Threshold	0.0,45.0
Minimum Grade Threshold	0.00

RKDC04-256

N	19
m	0.36
Cv	1.19
Intervals Trimmed by Depth	1
Intervals Trimmed by Grade	0

Horiz. Separation

reject
reject
13.8
6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Separation (m)

Cumulative Grade Thickness

0 to 45 m Depth

RKRC04-038 - Dotted Line
RKDC04-256 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

10 E

RCC-4-01
N 61
m 1.93
Cv 2.20
Intervals Trimmed by Depth 9
Intervals Trimmed by Grade 0
Minimum/Maximum Depth Threshold 0.0,94.0
Minimum Grade Threshold 0.00
RKRC04-038
N 31
m 1.23
Cv 2.00
Intervals Trimmed by Depth 0
Intervals Trimmed by Grade 0
au g/t
au g/t
2 bins on Left ??

Horiz. Separation
Separation (m)

Cumulative Grade Thickness
0 to 94 m Depth
RCC-4-01 - Dotted Line
RKRC04-038 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

10 F

B

RCR-4-22

N 20
m 0.50
Cv 1.14

Intervals Trimmed by Depth 0
Intervals Trimmed by Grade 12

Minimum/Maximum Depth Threshold 0.0,48.0
Minimum Grade Threshold 0.00

RKRC04-038

N 31
m 1.23
Cv 2.00

Intervals Trimmed by Depth 0
Intervals Trimmed by Grade 0

13.8
6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

0
6
12
18
24
30
Separation (m)

Cumulative Grade Thickness

0 to 48 m Depth

RCR-4-22 - Dotted Line
RKRC04-038 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

RKDC03-203

N	41
m	2.18
Cv	2.92
Intervals Trimmed by Depth	19
Intervals Trimmed by Grade	1
Minimum/Maximum Depth Threshold	0.0,92.0
Minimum Grade Threshold	0.00

RC-7-009

N	60
m	0.74
Cv	1.70
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	0

38.9
15.9
8.2
6.6
6.00 4.50 3.00 1.50 0.00 1.50 3.00 4.50 6.00
au g/t
au g/t

Horiz. Separation

Separation (m)

Cumulative Grade Thickness

0 to 92 m Depth

RKDC03-203 - Dotted Line
RC-7-009 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

11 B
A A

RKDC03-203

N 42
m 2.14
Cv 2.94
Intervals Trimmed by Depth 18
Intervals Trimmed by Grade 1
Minimum/Maximum Depth Threshold 0.0,95.0
Minimum Grade Threshold 0.00

RKDC04-235

N 45
m 1.54
Cv 1.65
Intervals Trimmed by Depth 0
Intervals Trimmed by Grade 0

6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t
36.9
15.9
8.7
9.7
12.6
8.2

Horiz. Separation

Separation (m)
0
6
12
18
24
30

Cumulative Grade Thickness

0 to 95 m Depth

RKDC03-203 - Dotted Line
RKDC04-235 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

11 C
B+

RC

RC-7-009

N	60
m	0.74
Cv	1.70
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	0
Minimum/Maximum Depth Threshold	0.0,95.0
Minimum Grade Threshold	0.00

CORE

RKDC04-235

N	45
m	1.54
Cv	1.65
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	0

au g/t
au g/t

Horiz. Separation

Separation (m)

Cumulative Grade Thickness

0 to 95 m Depth

RC-7-009 - Dotted Line
RKDC04-235 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

11 D
A A

RKRC04-036

N 60
m 1.26
Cv 1.86

Intervals Trimmed by Depth 0
Intervals Trimmed by Grade 0

Minimum/Maximum Depth Threshold 0.0,95.0
Minimum Grade Threshold 0.00

RKDC04-235

N 45
m 1.54
Cv 1.65

Intervals Trimmed by Depth 0
Intervals Trimmed by Grade 0

0
5
10
15
20
25
30
35
40
45
50
55
60
65
70
75
80
85
90
95
13.4
10.9
8.7
9.7
12.6
6.00 4.50 3.00 1.50 0.00 1.50 3.00 4.50 6.00
au g/t
au g/t
Low cv's

Horiz. Separation

0 5 10 15 20 25 30 35 40 45 50 55 60 65 70 75 80 85 90 95
0 6 12 18 24 30
Separation (m)

Cumulative Grade Thickness

0 to 95 m Depth

RKRC04-036 - Dotted Line
RKDC04-235 - Solid Line
Grade Thickness (m*au g/t)
0 20 40 60 80 100 120 140 160 180 200
0 10 20 30 40 50 60 70 80 90 100
Depth (m)

RKDC03-203

N 42
m 2.14
Cv 2.94
Intervals Trimmed by Depth 18
Intervals Trimmed by Grade 1
Minimum/Maximum Depth Threshold 0.0,95.0
Minimum Grade Threshold 0.00

RKRC04-036

N 60
m 1.26
Cv 1.86
Intervals Trimmed by Depth 0
Intervals Trimmed by Grade 0

38.9
15.9
6.2
13.4
10.9
6.00 4.50 3.00 1.50 0.00 1.50 3.00 4.50 6.00
au g/t
au g/t

Horiz. Separation

0 6 12 18 24 30
Separation (m)

Cumulative Grade Thickness

0 to 95 m Depth

RKDC03-203 - Dotted Line
RKRC04-036 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

11 F
A A

RKRC04-036

N	60
m	1.26
Cv	1.86
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	0
Minimum/Maximum Depth Threshold	0.0,92.0
Minimum Grade Threshold	0.00

RC-7-009

N	60
m	0.74
Cv	1.70
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	0

13.4
10.9
6.6
6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

Separation (m)

Cumulative Grade Thickness

0 to 92 m Depth

RKRC04-036 - Dotted Line
RC-7-009 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

12 A
B

RR-0-15

N 97
m 1.32
Cv 2.87
Intervals Trimmed by Depth 1
Intervals Trimmed by Grade 1

Minimum/Maximum Depth Threshold 0.0,155.0
Minimum Grade Threshold 0.00

RKDC03-202

N 76
m 0.73
Cv 1.48
Intervals Trimmed by Depth 7
Intervals Trimmed by Grade 0

26.4
7.8
20.9
11.5
7.3
Low CV
6.00 4.50 3.00 1.50 0.00 1.50 3.00 4.50 6.00
au g/t
au g/t

Horiz. Separation

0 6 12 18 24 30
Separation (m)

Cumulative Grade Thickness

0 to 155 m Depth

RR-0-15 - Dotted Line
RKDC03-202 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

12 B

A A

RKDC03-202

N	76
m	0.73
Cv	1.48
Intervals Trimmed by Depth	7
Intervals Trimmed by Grade	0

RKDC04-234

N	76
m	0.71
Cv	1.21
Intervals Trimmed by Depth	1
Intervals Trimmed by Grade	0

Minimum/Maximum Depth Threshold 0.0,155.0
Minimum Grade Threshold 0.00

7.3
6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

0
6
12
18
24
30
Separation (m)

Cumulative Grade Thickness

0 to 155 m Depth

RKDC03-202 - Dotted Line
RKDC04-234 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)
0
20
40
60
80
100
120
140
160
180
200
0
16
32
48
64
80
96
112
128
144
160

12 C

B

RR-0-15

N 97
m 1.32
Cv 2.87

Intervals Trimmed by Depth 1
Intervals Trimmed by Grade 1
Minimum/Maximum Depth Threshold 0.0,155.0
Minimum Grade Threshold 0.00

RKDC04-234

N 76
m 0.71
Cv 1.21

Intervals Trimmed by Depth 1
Intervals Trimmed by Grade 0

28.4
7.5
20.8
11.5
6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

0
6
12
18
24
30
Separation (m)

Cumulative Grade Thickness

0 to 155 m Depth

RR-0-15 - Dotted Line
RKDC04-234 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)
0
16
32
48
64
80
96
112
128
144
160
20
40
60
80
100
120
140
160
180
200

12 D
A A

RKDC04-234

N	76
m	0.71
Cv	1.21
Intervals Trimmed by Depth	1
Intervals Trimmed by Grade	0
Minimum/Maximum Depth Threshold	0.0,155.0
Minimum Grade Threshold	0.00

RKRC04-035

N	74
m	0.99
Cv	1.85
Intervals Trimmed by Depth	0
Intervals Trimmed by Grade	0

12.8
6.2
6.2
6.00
4.50
3.00
1.50
0.00
1.50
3.00
4.50
6.00
au g/t
au g/t

Horiz. Separation

Separation (m)
0
6
12
18
24
30

Cumulative Grade Thickness

0 to 155 m Depth

RKDC04-234 - Dotted Line
RKRC04-035 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)

12E
A A

RKDC03-202
N 55
m 0.86
Cv 1.44
Intervals Trimmed by Depth 28
Intervals Trimmed by Grade 0
Minimum/Maximum Depth Threshold 0.0,113.0
Minimum Grade Threshold 0.00
RKRC04-035
N 74
m 0.99
Cv 1.85
Intervals Trimmed by Depth 0
Intervals Trimmed by Grade 0
12.6
6.2
7.3
6.2
6.00 4.50 3.00 1.50 0.00
au g/t
1.50 3.00 4.50 6.00
au g/t

Horiz. Separation
0 6 12 18 24 30
Separation (m)

Cumulative Grade Thickness
0 to 113 m Depth
RKDC03-202 - Dotted Line
RKRC04-035 - Solid Line
Grade Thickness (m*au g/t)
Depth (m)